OFFERING MEMORANDUM DATED JULY 15, 2024

Company: **Green Star Products, Inc**
Type: **Corporation**
Address: **7735 Sand Street, Fort Worth, TX**

Raise Target (Min): **$2,500.00**
Raise Maximum: **$124,000.00**
Security: **Convertible Note**
Price Per Unit: **$1.00**
Raise End Date: **December 31, 2024**
Minimum Investment Amount: **$250**

Transfer Agent: **Clear Trust, LLC. 16540 Pointe Village Dr., Suite 210, Lutz, FL 33558. (813) 235-4490.**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's

action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

The Company, sometimes referred to herein as "we," "us," "our," and the "Company" and/or "Green Star Products, Inc." was incorporated in the State of Utah on July 13th, 1984, as National Transducer, Inc. On March 16th, 1988, the company merged with October Associates, Inc. On August 20th, 1992, the company changed its name to B.A.T. International, Inc., and on July 18, 2002, the name was changed to Green Star Products, Inc.

Green Star Products, Inc. is an eco-friendly household and fitness products Company that has entered into two letters of intent to acquire **Primo Products, LLC** (www.primochalk.com) ("Primo Chalk) and **HP Products LLC** d/b/a **Healthy Planet Products** (www.healthyplanetproducts.net) ("HPP"). With these two acquisitions already under letter of intent to purchase there will be many opportunities to increase revenue. The company will also aggressively move to acquire and aggregate revenue producing small to mid-size manufacturing companies. The company will continue to look for world-class products and brands with the potential for future growth. Both Healthy Planet Products (HPP) and Primo Chalk (Primo) have multiple opportunities to grow sales of their own product lines.

The company also intends to aggressively pursue acquisition of new products and product lines that fit within its model.

Primo Chalk is the world's first and only naturally antibacterial loose chalk on the market and has received Athlete's Choice Awards since 2009. Primo Chalk is 100% made in America! Its superior formula enhances grip performance while protecting and conditioning the skin. Through a proprietary blend of organic essential oils and Epsom salt, Primo Chalk has changed the grip game.

At HPP, the passion is safe and non-toxic household products that are better for the home and the planet. HPP is focused on eliminating unnecessary chemicals and guarantees that their plant and mineral based products are the healthier options for customers' homes, businesses, and families. Their product line includes natural spray cleaners, 100% biodegradable bags, non-toxic odor control solutions and safe vacuum deodorizers. Healthy Planet Products can help any home or business make the eco-friendly switch to a toxic free environment.

Our fiscal year-end date is December 31.

Green Star Products, Inc.'s offices are located at 7735 Sand Street, Fort Worth, TX 76118. Our telephone number is 817-591-4577 and our Email address is admin@greenstarproductsinc.com.

Green Star Products, Inc. is an eco-friendly household and fitness products Company that has entered into letters of intent with an eco-friendly household cleaning company and a fitness chalk company.

Our Planned Acquisitions



Primo Fitness Chalk

Primo Chalk is the world's first and only naturally antibacterial loose chalk on the market and has received Athlete's Choice Awards since 2009. Primo Chalk is 100% made in America! Its superior formula enhances grip performance while protecting and conditioning the skin. Through a proprietary blend of organic essential oils and Epsom salt, Primo Chalk has changed the grip game. Their loyal customer base consists of a wide variety of athletes, such as rock climbers, cross-fitters, gymnasts, bowlers, arm wrestlers, disc golfers, shot-putters, and so much more. Primo Chalk also prioritizes sponsoring fundraisers and competitions throughout the year that help motivate young athletes and encourage communities to come together through fitness activities.

Primo Chalk offers premier first-class fitness chalk products that are sold worldwide via Primo's own website and on Amazon. Primo Chalk has been for sale on Walmart.com since 2021, and has been accepted to supply Primo Chalk directly to Walmart stores; however, at this time we do not have a contract in place with Walmart to supply the stores, there is no guarantee that we will be able to enter into a contract or fulfill the contract if it is entered into. Chalk is not just a fitness accessory; it is a power tool. Its unique blend not only moisturizes the skin as you use it but also serves as antibacterial protection.



HPP Eco-Friendly Household Cleaners

Healthy Planet Products is a company that sells 100% non-toxic, biodegradable, made in the USA green products ranging from an odor elimination solution, and an entire line of all-natural cleaning products and health care products. The company's mission is to create green and biodegradable products that provide effective and sustainable solutions for people, pets and the Planet.

Our corporate mission is to become a healthy living, direct to consumer leader in the Green and Natural category providing consumers effective, easy-to-use products that provide healthy solutions to everyday problems.

The Company plans to acquire Healthy Planet Products, in order to sell consumable household cleaning products that are safe for the environment. We intend to sell products to retail, industrial (hotels, nursing homes, restaurants, professional sports teams, etc.), and direct to consumers. The Company's mission is to manufacture biodegradable, environmentally friendly products that provide effective and sustainable solutions for people, pets, and our planet.

Eco-friendly, or Green Products represent a substantive and ever-increasing percentage of the consumer market. "Greener" products can be characterized as products that have a reduced impact on human health and the environment as compared to other products that perform a similar function.

HPP manufactures and sells 100% non-toxic, biodegradable green products ranging from an odor-eliminating carpet refresher to biodegradable on-the-go doggy bags. HPP products currently include an entire line of all-natural cleaning products, mildew eliminator, closet scent enhancers and stainless steel cleaners, to name a few. HPP is currently for sale on Walmart.com, and has been accepted to supply our HPP products directly to Walmart stores; however, at this time we do not have a contract in place with Walmart to supply the stores, there is no guarantee that we will be able to enter into a contract or fulfill the contract if it is entered into. The company's mission is to create "green" and biodegradable products that provide effective and sustainable healthy living solutions for people, pets, and the planet.

Research from IRI® and SPINS®, a leading provider of wellness-focused data technology and market analytics, released in June 2020, reveals that consumers are purchasing more natural products in 2020, both pre-COVID-19 and during the pandemic.

Steve Ramsey, executive vice president and general manager, Strategic Accounts, IRI. Stated that "Given that natural products represent more than 8% of total store sales year-to-date and are outpacing sales of conventional products, there are significant opportunities for manufacturers and retailers alike to show support for consumers."

Consumer panel research has consistently found that natural and organic product consumers tend to increase their purchases year over year. Consequently, those organizations that gain understanding of these trends have a greater chance of becoming brand leaders in emerging categories.

It is in this business sector that HPP will launch its marketing strategy for its current and new product lines. Within the next four years, HPP plans on extending its natural product offerings under the HPP umbrella through internal product development and acquisitions.

HPP can be characterized as a healthy living, consumer products company providing environmentally safe consumable solutions to the ever-increasing "eco" or "green market" segment.

Principal Products and Features

Primo Chalk

·   **Antibacterial** – The essential oils in Primo act as an antibacterial agent protecting you from any bacteria/virus/fungi found on anything you are touching. If you think how many people use a dumbbell in the gym every day or how many people touched that climbing hold…

·   **All Natural** – Primo uses only the best quality and organic ingredients in their chalk blend. You will never have to worry about fillers or additives but do make sure that you are not allergic to these 5 essential oils! – *Lemon, Cinnamon, Eucalyptus, Clove, and Rosemary*

·   **Skin Conditioning** – Athletes can spend a huge amount of time and money on skincare routines when actually the key lies in stopping the damage at the source. Primo nurtures and takes care of your skin while you are using it.

·   **Long Lasting** – As a loose chalk, Primo comes already ground up into the perfect powder. The fine texture of the chalk means when you chalk up, you will get the best coverage possible, into all the natural contours of the skin. Not only will you find yourself having to use less chalk, better coverage means the other ingredients such as the essential oils have a better chance to work effectively.

·   **Smells Great** – It also smells delicious, although please do not eat it (disclaimer always needed, especially with climbers). Users just cannot stop talking about the amazing aromas from the essential oils, it is a little slice of heaven in a smelly gym. The invigorating scents also create a mind space for concentration and awareness that can directly relate to better performance.

 Healthy Planet Products

·   **Made in the USA –** HPP manufactures and packages all of our products in the USA.

·   **Family Friendly –** Non-toxic ingredients so our products are ideal for households with children and pets. HPP focuses on eliminating unnecessary chemicals and we guarantee that our products based on plant and minerals are the healthier choice for our customers.

·   **Affordable –** Created with the household budget in mind. HPP understands that people cannot spend their entire budget on healthier cleaning options, which is why we designed our products to be more cost effective than other eco-friendly brands in the market, and at the same time we made sure to not lose efficacy.

- · **Eco-Friendly –** We are proud to offer products that provide performance and sustainability.

- · **Natural Ingredients –** We use plant-based ingredients and never use synthetic fragrance.

- · **Responsible Choices –** We seek ways to minimize plastic in packaging while ensuring everything we offer is 100% cruelty-free.

Distribution Channels

Green Star's marketing strategy includes selling our products through several channels, utilizing exclusive distributor relationships, authorized resellers, affiliate programs, and direct to the consumer, via Internet and home-based business. Initial sales will be achieved through a direct-to-consumer sales channel, as well as through internet and through word of mouth advertising.

The determining factors in choosing these channels are (1) our greatest access to the largest number of potential customers while (2) having the ability to maintain the highest possible quality and deliver the strongest margin. We will utilize direct-to-consumer email, social media platforms and other direct involvement at distributor meetings and conventions.

We believe that our mix of distribution channels will give us distinct advantages over our competition, including faster response to market shifts and access to markets they do not reach through a retail presence.

Online Distribution Channels

According to Grandview Research, online distribution channel is the fastest-growing segment with a CAGR of 11.6% from 2018 to 2025 owing to convenience and ease of shopping. Moreover, online platforms such as social media and Google Ads have played an important role in influencing consumer preferences for purchasing snacks through e-commerce platforms, such as Walmart, Amazon, Auchan, Grofers, Temu and Rakuten. Furthermore, increasing penetration of high-speed internet and smartphone users is expected to continue to fuel the expansion of the online market over the forecast period.

Supermarket Distribution Channels

The supermarkets/hypermarkets segment was the largest distribution channel in 2018, accounting for 62.5% of the global revenue, according to Grandview Research. Unorganized retail is one of the key distribution channels in developing countries such as India, Thailand, Indonesia, and Bangladesh. Very few producers sell their products direct to the consumers. Amway is one of the largest direct sellers of household care and personal care products, including cleaning products.

Go-To-Market Strategy

Increase the "Social Networking" initiative on sites such as Twitter, Facebook, Instagram, Pinterest, Snapchat, and blog influencers.

- · Increase an active presence on these sites by providing pages of earth-friendly information and remedies that meet customers' needs and wants
- · Opportunity to test different approaches, key words, and other marketing/PR related activities.
- · Direct sales approach with "coupon"/promo-code-aided sales enticement, online influencers, and repetitive brand marketing

Home-Based // Gym-Based Businesses

- · Focus on existing customer base and growth
- · Develop home-based case selling business
- · Allow existing customers to buy in bulk at a lower price and then re-sell for profit
- · Simplify the MLM model

Green Star's marketing strategy includes selling our products through several channels, utilizing exclusive distributor relationships, authorized resellers, affiliate programs, and direct to the consumers via Internet and home-based / gym-based businesses.

The determining factors in choosing these channels are (1) our greatest access to the greatest number of potential customers while (2) having the ability to maintain the highest possible margin. We will utilize direct-to-consumer email blasts and other direct involvement.

Our mix of distribution channels will give us distinct advantages over our competition, including faster response to market shifts and access to markets they do not reach through retail presence.

Direct to consumer marketing

- · Partner with players in niche offline segments: kiosk operators at malls. Home shows, seasonal fairs and other high-traffic venues.
- · Test sales of HPP and Primo Chalk products at Walmart locations.

Advertising & Promotion

Our advertising and promotional strategy is to position HPP and Primo Chalk as the leading brands. We will utilize the following media and methods to drive our message home to the customer.

For the next six months, advertising and promotion will require a minimum media budget of $30,000 per month or approximately $360,000 annually. We arrived at this figure based on the launch plans for 2024.

On an ongoing basis we will budget our advertising investment at 10% of total sales. By consistently tracking the results of our advertising, we will be able to determine the effectiveness of our campaigns. This will allow us to adjust the budget allocation appropriately to ensure the highest possible return on our investment in advertising and promotions.

Market

Fitness Chalk

According to Verified Market Reports, the fitness chalk market size is expected to develop revenue and exponential market growth at a remarkable CAGR during the forecast period from 2023–2030. The growth of the market can be attributed to the increasing demand for fitness chalk owing to weightlifting, rock climbing, cross-fit, and other applications across the global level.

Eco-Friendly Household Cleaners

According to Grandview Research, the global natural household cleaners market size to be valued at USD 7.8 billion by 2025 and is expected to grow at a compound annual growth rate (CAGR) of 11.1% during the forecast period. Rising awareness regarding health and hygiene, coupled with environmental effects associated with the harmful chemicals present in cleaning products, is anticipated to be a key factor for the market growth over the forecast period.

In addition, these products are manufactured from natural ingredients including vinegar, natural salt, essential oils, and baking soda, which limit the mixing of toxic products in the open environment. Moreover, these products are considered to be skin-friendly in nature, which, in turn, has increased their application in numerous areas.

Over the past few years, extensive usage of conventional household cleaning products including floor, fabric, and glass cleaners, has resulted in increasing the occurrences of various chronic diseases. Harmful chemicals present in the cleaners are absorbed into the skin and sometimes inhaled, which may cause chronic diseases including asthma and skin irritation. According to a report published by the American Thoracic Society's American Journal of Respiratory and Critical Care Medicine, in 2018, the chemicals present in the cleaning products are very hazardous to human health. It may impact human lungs as badly as smoking 20 cigarettes on a daily basis. These side effects have forced consumers to prefer natural cleaning products.

Increasing concerns over germs, viruses, and bacteria in living spaces, coupled with rising awareness regarding health and hygiene, led to a rise in demand for natural products with antimicrobial and disinfectant properties. In addition, governments across the globe are taking initiatives to remove or reduce the content of harmful chemicals from household cleaning products.

Natural cleaning ingredients last longer and help extend the life of household items. The chances for accidental damage to the items is reduced with natural cleaners compared to cleaners that provide harmful chemical reactions to the skin as well as the items in contact. Most natural cleaners employ plant-based vinegar, oils, and surfactants instead of toxic chemicals making them low in allergens. Such ingredients get easily decomposed when exposed to the environment. These are causing a shift in consumer preference towards natural cleaners and are expected to drive the industry's growth during the forecast period.

Government enforcement and tightening of regulations on the use of toxic chemicals in household cleaning products around the world is another vital factor that is expected to drive growth in target markets during the forecast period. Government agencies have banned various household cleaners containing toxic chemicals in different countries. Therefore, the development of eco-friendly alternative household cleaning products is increasing all over the globe, thus creating new growth prospects for the market.

Competition

We will compete with many third parties engaged in the eco-friendly household cleaners and fitness chalk industries, household names cleaning product companies, environmentally focused cleaning companies, gym accessory and fitness accessory companies and other entities. There are also other companies with branding objectives similar to ours and others may be organized in the future. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept or manage more risk than we can prudently manage. In addition, these same entities may seek financing through the same channels that we do. Therefore, we will compete for investors and funding in a market where funds for eco-friendly household cleaning products and fitness chalk product investment may decrease or grow less than the underlying demand.

Fitness Chalk Competition

Like the craft beers and microbreweries that are so popular these days, climbing chalk is in the midst of a craft craze. Metolius was the first brand to formulate chalk custom made for rock climbing with its venerable line of Super Chalk, which first hit the scene in the early nineties and has remained relatively unchanged since. In recent years Friction Labs has burst onto the scene as the only company that specializes exclusively in chalk, and newcomers like Patxi Usobiaga's PUC Chalk are showing up overseas.

While most brands market their chalk as being unique or purer than others, few actually have a proprietary process that they apply to their chalk to differentiate it from the rest. Super Chalk is well known for its 'drying agent,' which is a totally inert substance that is also used by

McDonalds to thicken milkshakes. It is safe to eat, though you would not want to inhale any and is applied to their bulk chalk at a company-owned facility in China. The details of that process and the drying agent itself are trade secrets, as are the methods Friction Labs uses to concentrate the magnesium carbonate and refine the texture of the chalk they buy from the same overseas distributors.

Eco-Friendly Household Cleaner Competition

Environmentally friendly firms will compete with us. Our primary competitor is Seventh Generation, Mrs. Meyer's, and Dr. Bonner's, which offers natural products in eCommerce and also on retail shelves. They are retail focused with natural products.

The Honest Company, is an American consumer goods company, founded by actress Jessica Alba, that emphasizes household products to supply the marketplace for ethical consumerism. It was founded in 2011, and the company had $319 million in 2021 sales and was valued at $550 million as of February 2022. It sells all-purpose cleaners. hand soaps, laundry detergent, skin care, and sunscreen products.

Method is not an all-natural company but Method's ingredients are comprehensively assessed for safety and environmental health. and the packaging design and materials are evaluated for safety, environmental factors and recyclability. Method sells a complete line of cleaning and laundry products, including all-purpose cleaners, hand soaps, and laundry detergent.

Many other companies that sell natural and environmentally friendly products that may compete with our products may do not do so exclusively.

Major players in the household cleaning products market are Church & Dwight Co. Inc., Colgate-Palmolive, Godrej Consumer Products Limited, Henkel AG & Co. KGaA, Kao Group, The Procter & Gamble Company, Reckitt Benckiser Group plc, S. C. Johnson & Son Inc., Unilever PLC., Bombril S/A, CareClean, and For Life Products.

Furthermore, key manufacturers are adopting market strategies including new product launches, celebrity endorsements, advancements in technology, expanding distribution channels, and mergers & acquisitions, in order to gain the maximum customer base.

Research and Development

The Company has not spent any funds on research and development.

Employees

As of March 21, 2024, we have 1 full time employee and 2 part time employees, including our officers and directors. We believe that we have been successful in attracting experienced and capable personnel. We believe that relations with our employees are excellent.

Regulation

Some of our operations are subject to regulation by various U.S. federal agencies and similar state and international agencies, including, but not limited to, the Federal Trade Commission (FTC), the Department of Commerce, the Department of Transportation and the Department of Agriculture. These regulators govern a wide variety of production activities, from design and development to labeling, manufacturing, handling, selling and distributing of products. From time to time, federal, state and international legislation is enacted that may materially increase our cost of doing business or may limit or expand our permissible activities. We cannot predict whether or when potential legislation or regulations will be enacted, and, if enacted, the effect of such legislation, regulation, implementation, or any implemented regulations or supervisory policies would have on our financial condition or results of operations. In addition, the outcome of any litigation, investigations or enforcement actions initiated by state or federal authorities could result in required changes to our operations and increased compliance costs.

Intellectual Property

The Company does not have any intellectual property assets.

Litigation

Green Star is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its conduct of its business activities or otherwise.

THE COMPANY'S PROPERTY

We do not own or lease any property. The Company has a business address of 7735 Sand Street, Fort Worth, TX 76118.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to our Business

We are an early stage company that has generated no revenue.

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to the holders of the shares.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses.

We have not attained any revenues or profitable operations and are dependent upon obtaining financing to pursue any extensive business activities. For these reasons, we have included in our unaudited financial statements that there is substantial doubt that we will be able to continue as a going concern without further financing.

The Company has not yet established an ongoing source of revenues to cover its operating costs for the next fiscal year and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. For the year ended December 31, 2023, the Company has a net gain of $968,098, which was due to the Company writing off old obligations to its former directors and officers, as such, if the Company is unable to obtain adequate capital, it could be forced to cease operations.

Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

Because our directors and officers currently and for the foreseeable future will continue to control the Company, it is not likely that you will be able to elect directors or have any say in the policies of the Company.

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. Our management controls our common stock voting rights. Due to such significant ownership position held by our insiders, new investors may not be able to affect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management.

In addition, sales of significant amounts of shares held by our directors, officers or affiliates, or the prospect of these sales, could adversely affect the market price of our common stock. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Any valuation at this stage is difficult to assess.

Our Board of Directors used its business judgment in setting the value of this Offering to the Company as consideration for the notes to be issued under the Offering. The sales price of the notes and conversion price per share bears no relationship to our book value or any other measure of our current value or worth.

As we currently purchase all of our product supply requirements from outside sources, any business complications arising with either our suppliers or with our supplier's relationship could create adverse consequences with our product supply chain.

We currently purchase all of our product supplies from outside sources for our product needs. We then take those supplies and complete the product manufacturing capability at our own facilities; therefore, we are exposed to potential product supply disruptions caused by adverse business circumstances with our suppliers (for example, raw material shortages, plant breakdowns and other adverse circumstances affecting the supply of our potential products from suppliers). There can be no assurances that, in the event of a supply disruption, we would be able to quickly contract with another manufacturer for the continued supply of our potential products. We, therefore, could be without an adequate supply to manufacture our potential products and could lose sales for an extended period of time as a result.

Products developed by our competitors could severely impact our product commercialization and customer acceptance efforts, thereby reducing the sales of our potential products and severely impacting our ability to meet our sales goals or to continue operations.

We face competition from companies who are developing and marketing products similar to those we are developing and marketing. The fitness chalk and eco-friendly household cleaning products industries have spawned a large number of efforts to create technologies that result in products that can compete with our proposed products. These companies have significantly greater marketing, financial and managerial resources than us. We cannot provide any assurance that our competitors will not succeed in developing and distributing products that will render our potential products obsolete or non-competitive. Such competition could potentially force us out of business.

The market in which we are attempting to sell our eco-friendly household cleaning and fitness chalk products is highly competitive and may attract significant additional research and development in coming years.

The market for our eco-friendly and fitness chalk products may become highly competitive on a global basis, with a number of competitors gaining significantly greater resources and greater market share than us. Because of greater resources and more widely accepted brand names, many of our competitors may be able to adapt more quickly to changes in the markets we have targeted or devote greater resources to the development and sale of new products. Our ability to compete is dependent on our emerging products that may take some time to develop market acceptance. To improve our competitive position, we may need to make significant ongoing investments in service and support, marketing, sales, research and development and intellectual property protection. We may not have sufficient resources to continue to make such investments or to secure a competitive position within the market we target.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We operate in a highly competitive environment. In addition, the competition in the market for products such as ours may intensify in the future. There are numerous well-established companies and smaller entrepreneurial companies based in the United States with significant resources who are developing and marketing products and services that will compete with our potential products. In addition, many of our current and potential competitors have greater financial, operational and marketing resources. These resources may make it difficult for us to compete with them in the development and marketing of our potential products, which could harm our business.

If we are unable to protect our potential products and intellectual property from use by competitors, there is a risk that we will sustain losses, or that our business could fail.

Our success will depend, in part, on our ability to obtain and enforce intellectual property protection for our potential products in both the United States and other countries. We may take steps to protect our intellectual property through patent applications in the United States Patent and Trademark Office and its international counterparts under the Patent Cooperation Treaty. We cannot provide any assurance that patents will be issued as a result of these applications or that, with respect to any patents, issued or pending, the claims allowed are, or will be, sufficiently broad enough to protect the key aspects of our potential products, or that the patent laws will provide effective legal or injunctive remedies to stop any infringement of our patents. In addition, we cannot provide assurance that any patent rights owned by us will not be challenged, invalidated or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our potential products. If we are forced to defend our patents in court, well-funded adversaries could use such actions as part of a strategy for depleting the resources of a small company such as ours. We cannot provide assurance that we will have sufficient resources to successfully prosecute our interests in any litigation that may be brought.

The eco-friendly household cleaning and fitness chalk industries are highly competitive, and if we are unable to compete effectively our results will suffer.

We face vigorous competition from companies throughout the world, including large multinational consumer products companies that have many eco-friendly household cleaning and fitness chalk brands under ownership and standalone cleaning brands, including those that may target the latest trends or specific distribution channels. Competition in the eco-friendly cleaning and fitness accessory industries are based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, in-store presence and visibility, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels.

Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than it can. Our competitors may attempt to gain market share by offering products at prices at or below the prices at which its products are typically offered, including through the use of large percentage discounts. Competitive pricing may require us to reduce our prices, which would decrease its profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and lost sales.

It is difficult for us to predict the timing and scale of its competitors' activities in these areas or whether new competitors will emerge in the eco-friendly household cleaning or fitness chalk industries. In recent years, numerous online, and influencer-backed companies have emerged and garnered significant followings. In addition, further technological breakthroughs, including new and enhanced technologies that increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors' marketing programs may impede our growth and the implementation of our business strategy.

Our ability to compete also depends on the continued strength of our brand and products, the success of our marketing, innovation and execution strategies, the continued diversity of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.

Any damage to our reputation or brand may materially and adversely affect our business, financial condition and results of operations.

We believe that developing and maintaining our brand is critical and that our financial success is directly dependent on consumer perception of our brand. Furthermore, the importance of brand recognition may become even greater as competitors offer more products similar to our potential products.

We have relatively low brand awareness among consumers when compared to other eco-friendly household cleaning and fitness chalk products and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth. Many factors, some of which are beyond our control, are important to maintaining our reputation and brand. These factors include our ability to comply with ethical, social, product, labor and environmental standards. Any actual or perceived failure in compliance with such standards could damage our reputation and brand.

We depend on key personnel and face challenges recruiting needed personnel.

Our success is in part dependent upon the retention of our management and other personnel. If our management becomes unable or unwilling to participate in our business, our future business and financial performance could be materially and adversely affected. The loss of services of any of the management staff would have a material adverse effect on the Company's operations. The Company has not purchased key person insurance policies on the lives of its management.

Any new product introductions may not be as successful as we anticipate.

The eco-friendly household cleaning and fitness chalk industries are driven in part by consumer and fitness trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for eco-friendly cleaning and fitness related products, consumer attitudes toward our industry and brand and where and how consumers shop for and use these products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brand, maintain a favorable mix of products and develop our approach as to how and where we market and sell our potential products.

We will establish a process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to its providers may not be as high as it anticipates, due to lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. In addition, our ability to launch new products may be limited by delays or difficulties affecting the ability of its suppliers or manufacturers to timely manufacture, distribute and ship new products. We may also experience a decrease in sales of certain existing products as a result of newly launched products Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

Nearly all of our customers' payments will be made by credit card or debit card. We rely on third party vendors to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if vendors were to become unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We will also be subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us. We will be subject to, or have to voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

We are dependent on general economic conditions.

Our business model is at least partially dependent on consumers purchasing our fitness chalk and eco-friendly cleaning products presented on our websites and in retail stores. These types of purchases could be considered disposable income. Our business model is thus dependent on national and international economic conditions. Although we believe the current economic downturn resulting from COVID-19 has created growth in the fitness and eco-friendly household cleaning products industries, continued adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Our success depends, in part, on the quality, efficacy and safety of its products.

Any loss of confidence on the part of consumers in the ingredients used in our potential products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited ingredients, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our potential products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet its consumers' expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our potential products and/or become subject to regulatory action, and it could lose sales or market share or become subject to boycotts or liability claims. In addition, third parties may sell counterfeit versions of some of our potential products. These counterfeit products may pose safety risks, may fail to meet consumers' expectations, and may have a negative impact on our business. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

Our revenues and profits will be subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in number of investors and amount of investors' dollars available for purchasing selling inventory, general economic conditions, our ability to market our products to retailers and consumers, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the company cannot raise sufficient funds it will not succeed.

Green Star is offering Convertible Promissory Notes in the amount of up to $500,000 in this Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities

There can be no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Holders of our Convertible Promissory Notes will not have any protections against dilution of their investment.

Unlike many notes used in crowdfunding, the Company has a set conversion price in its Convertible Promissory Notes and those notes do not contain anti-dilution protections. It is the Company's intention to convert the Convertible Promissory Notes into shares of our Common Stock as soon as possible after this Offering. Until then, there are no anti-dilution protections, such as protections for structural changes and price protection (that is for sales in a down round). The Company currently does not intend to engage in any activities that would intentionally result in diluting the value of the Common Stock underlying the Convertible Promissory Notes, such as stock splits, a down round in fundraising, payment of dividends prior to conversion or a merger or other reorganizations; however, the Company is currently also actively pursuing a Regulation A Offering to further raise $2,000,000 through the sale of equity at $0.0025 per share.

Further, once the shares convert, the shares will be subject to standard dilution that could occur for shares of equity. That is, the Company may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this offering once their Convertible Promissory Notes have been converted. See "Dilution."

The Convertible Promissory Notes will be effectively subordinate to any of our debt that is secured.

We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your Convertible Promissory Notes may be subordinate to the payment of principal or interest on such other future debt. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Convertible Promissory Note relating to a default will not necessarily protect you.

The Convertible Promissory Notes being offered will be subordinated to the Company's other debt. If an event of default has occurred with respect to any Senior Indebtedness, permitting the holder thereof to accelerate the maturity thereof, then unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note. Nothing contained in Sections 2 or 5 of the Convertible Promissory Note shall impair, as between the Company and Investor, the obligation of the Company to pay to Investor the principal and accrued interest as and when the same shall become due and payable, or shall prevent Investor, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law, all subject to the rights, if any, of the holders of

Senior Indebtedness under Section 5 to receive cash or other properties otherwise payable or deliverable to Investor pursuant to this Note. See also, "Securities Being Offered and Rights of the Securities of the Company – Right of Investor upon Default."

Our management has discretion as to use of proceeds.

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Convertible Promissory Notes hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

There is no current market for our Convertible Promissory Notes, so you may not be able to sell your Convertible Promissory Notes.

There is no formal marketplace for the resale of the Company's Convertible Promissory Notes and the Company currently has no plans to list any of its Convertible Promissory Notes on any over-the-counter (OTC), or similar, exchange. While the Company's securities are quoted on the OTC Markets under the symbol "GSPI," these securities are illiquid and there will only be a minimal market for them. Investors should assume that they may not be able to liquidate their investment for some time. Since the Company has not established a trading forum for the Convertible Promissory Notes, there will be no easy way to know what the Convertible Promissory Notes are "worth" at any time.

The Purchase Agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Utah, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the Purchase Agreement in state or federal courts located in the State of Utah, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

By investing in this Offering of Convertible Promissory Notes, you are bound by the jury trial waiver provisions contained in the Company's purchase agreement, which requires you to waive your right to trial by a jury for those matters and controversies that may arise under the Company's purchase agreement, including with respect to securities laws claims.

By investing in this Offering, investors agree to be bound by the jury waiver provisions contained in our purchase agreement. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this Offering, our Convertible Promissory Notes, our ongoing operations and the management of the Company, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

We believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Utah, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our purchase agreement with respect to the jury trial waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY TRIAL WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name and Principal Position	Age		Term of Office	Approximate hours per week
Dennis Hopkins – President	76		Since December 15, 2023	20
Gina Brosenne – Treasurer, Director	36		Since December 15, 2023	40
Blake Brosenne - Director	39		Since December 15, 2023	5

Dennis Hopkins – Age: 76, President, Chief Executive Officer, Secretary and Director

Mr. Hopkins is the President and Chief Executive Officer of Green Star Products, Inc. ("Green Star"), since December 15, 2023. Mr. Hopkins is a highly accomplished professional, who holds a BME Degree from Baylor University, an MA Degree from West Texas A&M University, and the Doctor of Arts (ABD) from Northern Colorado University. With a rich family history in the oil and gas industry since 1952, Dennis has personally invested in this sector since 1982 and has been involved in oil and gas operations since the year 2000; wherein, Mr. Hopkins performed duties as a field supervisor of drilling, railroad commission compliance and state reports. As the founder of PDH Enterprises, a bonded P5 Operator with the Railroad Commission of Texas, he operates wells in various counties in Texas and is currently developing leases in East Texas and South Texas. With over twenty-five years of experience, Dennis has collaborated with renowned companies such as Lucas Energy, Hew-Tex Oil and Gas, and Mokan Capital, to name a few. Apart from his professional endeavors, he is an avid golfer, hunter, collector, and proud grandfather. Additionally, he has successfully directed the operations of Wade Connectors and Sprinkler Shield, among other smaller manufacturing operations.

Gina Brosenne – Age: 36, Treasurer, Chief Financial Officer and Director

Ms. Brosenne is the Treasurer, Chief Financial Officer and Director of Green Star Products, since December 15, 2023. Ms. Brosenne is a California native with over 4 years of Operation Management in Fort Worth, Texas. She oversees the day-to-day operations of several small manufacturers such as Wade Connectors and Sprinkler Shield. Her goal is to ensure that workflow and procedures are running smoothly and efficiently to maximize productivity and profitability. Her skill in leadership, problem-solving, and communication in managing a team helps optimize business processes to help achieve company goals. Since 2018, Ms. Brosenne has worked at an irrigation company where she was in charge of ordering and maintaining inventory, bookkeeping, and production supervision. She has acted in administrative roles for several oil and gas operations and has some accounting experience ensuring all account payables, account receivables, and interest partners get paid on time.

Blake Brosenne – Age 39, Director

Mr. Brosenne is a Director of Green Star Products, since December 15, 2023. Mr. Brosenne, Blake Brosenne resides in Euless, TX. He is a director for Green Star Products Inc. He attended Penn State University and has worked at Miller Sierra since 2018, where he has gained experience as an estimator, project and operations management. He is committed to ensuring smooth day-to-day operations and upholding business regulations. Embraces learning and believes mistakes are valuable lessons.

None of our officers or directors in the last five years has been the subject of any conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses), the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities; a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person's involvement in any type of business or securities activities.

Gina Brosenne and Blake Brosenne are wife and husband. Other than the aforementioned, there are no family relationships among and between our directors, officers, persons nominated or chosen by the Company to become directors or officers, or beneficial owners of more than five percent (5%) of the any class of the Company's equity securities.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES
Ownership

The following table shows who owns over 20% the company's equity securities as of April 11, 2024:

Name of Beneficial Owner, Directors and Officers		Amount and Nature of Beneficial Ownership (1)			Percentage of Beneficial Ownership (2)	
Dennis Hopkins		3,000,000,000			81%	
Gina Brosenne					0%	
Blake Brosenne					0%	
Mark S. Ornoff		47,648,310			6.9%	
All executive officers and directors as a group (4 persons)		**3,000,000,000**			**81%**	

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2) Based upon Series A Preferred shares voting rights of 100 to 1 and 690,397,447 common shares being issued and outstanding as of April 11, 2024.

The Company's Authorized Securities

The Corporation has three classes of stock. The total number of shares of stock which this Corporation shall have authority to issue is 2,030,000,000 shares, of which 2,000,000,000 shares shall be Common Stock, $0.001 par value per share (the " Common Stock"); and 30,000,000 shares of Series A Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock" or "Preferred Stock").

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Maximum Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to Silicon Prairie Online and legal, accounting and related expenses), will be approximately $5,000 We plan to use these proceeds as follows:

Minimum Raise	Maximum Raise
100% Primo Products, LLC	50% Acquiring Primo Products, LLC and Healthy Products, LLC
0% Advertising and Marketing	30% Advertising and Marketing
0% G&A	20% G&A

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

Tax Return Information

Green Star Products, Inc. had a total income of $0.00, total taxable income of $0.00 and total of $0.00 for 2023.

Financial Statements

Green Star Products, Inc. is an eco-friendly household and fitness products Company that has entered into two letters of intent to acquire **Primo Products, LLC** (www.primochalk.com) ("Primo Chalk) and **HP Products LLC** d/b/a **Healthy Planet Products** (www.healthyplanetproducts.net) ("HPP"). With these two acquisitions already under letter of intent to purchase there will be many opportunities to increase revenue. The company will also aggressively move to acquire and aggregate revenue producing small to mid-size manufacturing companies. The company will continue to look for world-class products and brands with the potential for future growth. Both Healthy Planet Products (HPP) and Primo Chalk (Primo) have multiple opportunities to grow sales of their own product lines.

The Company also intends to aggressively pursue acquisition of new products and product lines that fit within its model.

Primo Chalk is the world's first and only naturally antibacterial loose chalk on the market and has received Athlete's Choice Awards since 2009. Primo Chalk is 100% made in America! Its superior formula enhances grip performance while protecting and conditioning the skin. Through a proprietary blend of organic essential oils and Epsom salt, Primo Chalk has changed the grip game.

At HPP, the passion is safe and non-toxic household products that are better for the home and the planet. HPP is focused on eliminating unnecessary chemicals and guarantees that their plant and mineral based products are the healthier options for customers' homes, businesses, and families. Their product line includes natural spray cleaners, 100% biodegradable bags, non-toxic odor control solutions and safe vacuum deodorizers. Healthy Planet Products can help any home or business make the eco-friendly switch to a toxic free environment.

Our financial statements for the fiscal years ended December 31, 2023 and 2022 have not been reviewed by a CPA nor audited, but have been reviewed by the principal executive officer of the Company and they accurately reflect the financial information of the company and are true and complete in all respects.

The following discussion includes information based on our unreviewed operating data for 2024 and 2023 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Operating Results

For the Year Ended December 31, 2022 as compared to the Year Ended December 31, 2023.

Working Capital		December 31, 2022 $			December 31, 2023 $	
Cash		116			0	
Current Assets		625,980			5,000	
Current Liabilities		2,159,484			570,522	
Working		1,533,504			565,522	

Capital (Deficit)									

Cash Flows		**December 31, 2022 $**			**December 31, 2023 $**	
Cash Flows provided by (used in) Operating Activities		(8,598)			(116)	
Cash Flows provided by Financing Activities		4,260			0	
Cash Flows provided by Investing Activities		0			0	
Net Increase (decrease) in Cash During Period		(4,338)			(116)	

Operating Revenues

The Company's revenues were $0 and $0, for the for the years ended December 31, 2022 and 2023, respectively.

Cost of Revenues

The Company's cost of revenues was $0 and $0, for the years ended December 31, 2022 and 2023, respectively.

Gross Profit

For the years ended December 31, 2022 and 2023, the Company's gross profit was $0 and $0.

General and Administrative Expenses

General and administrative expenses consisted primarily of consulting fees, professional fees, relating to preparing a private memorandum and accounting expenses. For the years ended December 31, 2022 and 2023, general and administrative expenses were $8,489 and $620,864, respectively.

Other Income (Expense)

Other income (expense) consisted of $0 and $1,588,962 for the years ended December 31, 2022 and 2023. For the year ended December 31, 2023 other income (expense) consisted of $750,000 deferred compensation to Lastella, $753,862 in related party debt, and $63,600 in Lastella stock liability.

Net Gain (Loss)

Our net gain (loss) for the years ended December 31, 2022 and 2023 was $(8,489) and $968,098. The net gain for the year ended December 31, 2023, consisted of $750,000 deferred compensation to Lastella, $753,862 in related party debt, and $63,600 in Lastella stock liability. The net gain (loss) is influenced by the matters discussed in the other sections of the MD&A.

Liquidity and Capital Resources

The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. Since its inception, the Company has been funded by related and third parties through capital investment and borrowing of funds.

At December 31, 2022 and 2023, the Company had total current assets of $116 and $0.

At December 31, 2022 and 2023, the Company had total current liabilities of 2,159,484 and $570,522. Current liabilities consisted primarily of the accounts payable, payroll taxes payable, income taxes payable, due to related party and notes payable to a third party.

We had negative working capital of $1,533,504 and $565,622 as of December 31, 2022 and 2023, respectively.

Cashflow from Operating Activities

During the years ended December 31, 2022 and 2023, cash provided by (used in) operating activities was $(8,598) and $(116).

Cashflow from Investing Activities

During the years ended December 31, 2022 and 2023, cash used in investing activities was $0 and $0, respectively.

Cashflow from Financing Activities

During the years ended December 31, 2022 and 2023, cash provided by financing activity was $4,260 and $0, respectively.

Going Concern

We have not attained any revenues or profitable operations and are dependent upon obtaining financing to pursue any extensive business activities. For these reasons, we have included in our unaudited financial statements that there is substantial doubt that we will be able to continue as a going concern without further financing.

The Company has not yet established an ongoing source of revenues to cover its operating costs for the next fiscal year and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. For the year ended December 31, 2023, the Company has a net gain of $968,098, which was due to the Company writing off old obligations to its former directors and officers, as such, if the Company is unable to obtain adequate capital, it could be forced to cease operations.

Future Financings

In order to complete the acquisitions and expand inventory of the future Green Star products, the Company will need to raise substantial capital in the near future. The Company intends to raise a maximum of $124,000 in this Regulation CF Offering, the proceeds of which will be used as described in detail in Plan of Operations and Milestones," immediately below. See also "Use of Proceeds." At this time, the Company does not have any credit facility or other loan arrangement but may seek to raise additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. In such event, management has discretion as to how to use those proceeds including, but not limited to marketing, research and development, investment in infrastructure, and the uses identified in "Use of Proceeds."

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- If we raise the minimum amount of $124,00, we will use such the funds to advance our acquisition of Healthy Products, LLC in order to expand the operations of Green Star, and on begin operations.

- Within three months of the completion of our Reg CF raise, we could expand our inventory to accelerate the potential fulfillment of orders, as well as begin marketing our products more extensively as well as invest in paid marketing efforts to expand our consumer base.

- Assuming we raise the maximum amount of $124,000 in this Offering, less expenses related to this Offering, we anticipate spending 50% on the acquisition of both Healthy Products, LLC and Primo Products LLC, 30% on the marketing and advertising to expand the exposure of our brands, and 20% on general and administrative expenses.

INDEBTEDNESS

The Company had total current liabilities of $570,522 as of December 31, 2023, $137,903 of this was attributable to accounts payable and $286,463 was attributable to payroll taxes. In December 2023, the Company sold convertible notes for an aggregate consideration of $390,000. The Company entered into a Convertible Note in the principal amount of $390,000 ("Note B") with JUDD Holding Corp. Note B has an annual rate of interest of 5%, which begins accruing after December 15, 2024. Note B has a maturity date of June 1, 2027. Note B contains a conversion right, which allows the holder of the note to convert any unpaid installment amount plus the 10% late payment penalty into shares of common stock of the Company. The conversion price is fixed at $0.001 per share. For more details, see "Related-Party Transactions" and "Recent Offerings of Securities."

RELATED-PARTY TRANSACTIONS

- Historical notes to financial statements indicate this balance is comprised of amounts due the Company from former CEO Joseph LaStella and his past compensation agreements from 2011 that were to be re-negotiated in the future.

- Due to Joseph LaStella's death, the Company has written off the balance of $620,864 as bad debt as it cannot be collected. This was recorded as an expense under G&A in the 6/30/23 period.

- Historical notes to financial statements indicate this balance is related party debt that originated in 2009 or earlier and comprised of twelve parties who had collaborated with the Company over the years. Under their respective agreements, there is neither a maturity date nor an interest rate on the debt.

  Given the four year statute of limitations on open ended debt in the state of Utah, the Company is treating this historical debt as canceled and has recorded a credit to other income in the 6/30/23 period.

For more details regarding these transactions see Notes 3 and 8 to the accompanying financial statements.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- In April, 2023, the Company issued 30,000,000 shares of its Series A Preferred shares for the consideration of $5,000.

- In May, 2023, the Company issued 20,000,000 shares of its Common Stock for the consideration of $20,000.

For more details regarding these transactions see Note 1 to the accompanying financial statements.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Green Star is offering up to $124,000 and a minimum of $2500 worth of its Convertible Promissory Notes and the shares of Common Stock into which they may convert.

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Convertible Promissory Notes.

The Company must reach its Target Amount of $124,000 by December 31, 2024.

At any time prior to the Maturity Date, April 11, 2026, the Company in its sole discretion may elect to convert the Convertible Promissory Notes plus any interest accrued thereunder (the "Note Value") into the Company's Common Stock.

The minimum investment per investor is $250.

The Convertible Promissory Notes

The Company's Convertible Promissory Notes have an annual interest rate of 5% and a maturity date of April 11, 2026. At any time prior to the Maturity Date, the Company in its sole discretion may elect to convert the Convertible Promissory Notes plus any interest accrued thereunder into the Company's Common Stock.

Procedure for Conversion to Common Stock

The Company may at any time prior to the Maturity Date convert the Convertible Promissory Notes into the Company's Common Stock. In such event, the Company will notify the holder of the Notes in writing of its election by written notice (the "Notice") and the Convertible Promissory Note plus all accrued interest thereon will convert into such number of shares of Common Stock as determined by dividing (i) the Note Value by (ii) $0.0015. The conversion shall be deemed to have been made upon the date of the Notice and thereafter the holder shall be treated for all purposes as the record holder of the applicable number of shares of Common Stock as of such date.

Right of Investor upon Default

Subject to the rights of holders of senior debt, upon the occurrence of any event of default (other than voluntary or involuntary bankruptcy or insolvency proceedings) and at any time thereafter during the continuance of such event of default, Investor may by written notice to the Company, declare all or any portion of the obligations to be due and payable, whereupon such obligations shall be so declared due and payable and shall become immediately due and payable if default is not cured by the Company within 5 business days of receipt of written notice. Subject to the rights of holders of senior debt, upon the occurrence of any event of default, excluding involuntary bankruptcy and insolvency proceedings, immediately and without notice, all outstanding obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained in the Convertible Promissory Note to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any event of default, Investor may exercise any other right, power or remedy granted to it by the Convertible Promissory Note or otherwise permitted to it by law, either by suit in equity or by action at law, or both. or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Voting Rights

There are no voting rights associated with the Convertible Promissory Notes.

Common Stock

The following descriptions summarize important terms of the existing securities of Green Star and does not provide every detail that may be of interest to investors in this offering. A description of the rights for the Company's Common Stock, may be found in the Certificate of Incorporation, the Bylaws, and applicable provisions of the Utah Revised Business Corporation Act.

Authorized Stock

The Corporation has three classes of stock. The total number of shares of stock which this Corporation shall have authority to issue is 2,030,000,000 shares, of which 2,000,000,000 shares shall be Common Stock, $0.001 par value per share (the " Common Stock"); and 30,000,000 shares of Series A Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock" or "Preferred Stock").

Preferred Stock

Subject to the limitations prescribed by law and the provisions of this Certificate of Incorporation, the Board of Directors Of the Corporation is authorized to Issue the preferred stock from time to time in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional, or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors in a resolution or resolutions providing for the issue of such preferred stock. Subject to the powers. preference, and rights of any preferred stock, including any series thereof, having any preference or priority over, or rights superior to, the common stock and except as otherwise provided by law, the holders of common stock shall have and possess all powers and voting and other rights pertaining to the stock of the Corporation and each share of common stock shall be entitled to one vote.

Election of Directors

Holders of our Common Stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, on a pari passu basis, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of our Common Stock, treated as a single class.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Convertible Promissory Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to equity of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

Our transfer agent is Clear Trust, LLC. 16540 Pointe Village Dr., Suite 210, Lutz, FL 33558. (813) 235-4490. The transfer agent is registered under the Exchange Act and operates under the regulatory authority of the SEC and FINRA. They will be responsible for keeping track of who owns our Convertible Promissory Notes and Common Stock issued in the event of their conversion.

Investor Perks

Investors who make the following investments in the Company's Convertible Promissory Notes will also receive the following:

- $1,000 – 5% discount coupon for unlimited Primo and Healthy Product purchases on our Green Star website for the next 12 months.

- $5,000 – lifetime 5% discount for purchases on Green Star branded products.

- $10,000 – lifetime 5% discount for Green Star products and private tour of our factory / office and rock climbing experience.*

- $25,000 – All the perks above, plus a whole house cleaning using our Green Star Products as well as a rock climbing lesson*

    *Investors will be responsible for all travel related expenses.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, our in progress Regulation A Offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Sarah invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Sarah now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2024, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Sarah now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the company will be selling Convertible Promissory Notes.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

 Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have filed annual and quarterly reports on the OTC Markets website located at:

https://www.otcmarkets.com/stock/GSPI/disclosure .

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

• Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

• Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. A non-accredited investor is limited in the amount they can invest in this Offering. If the investor's net worth or annual income is less than $124,000, then the amount they are investing in this Offering, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200. If the investor's net worth and annual income are more than $124,000, the amount they are investing in this Offering, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed 10% of the greater of their annual income or net worth, and does not exceed $124,000.

ATTESTATION

I, **Dennis Hopkins**, certify that: (1) the financial statements of Green Star Products, Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of Green Star Products, Inc. included in this Form reflects accurately the information reported on the tax return for Green Star Products, Inc. filed for the fiscal year ended 2023.



_____

Dennis Hopkins, President

Green Star Products, Inc.
Balance Sheet
For Twelve Months Ended
Dec 30, 2023 and 2022,
Unaudited

	Dec 31, 2023	Dec 31, 2022
ASSETS		
Current Assets		
Cash and bank deposits	$ -	$ -
Total current assets	-	-
Other Assets		
Other loan receivable	5,000	5,000
Loan receivable - related party	-	-
Total assets	5,000	5,000
LIABILITIES		
Current Liabilities		
Accounts payable	137,903	137,903
Payroll taxes payable	286,463	286,463
Salaries payable	-	-
Income taxes payable	86,000	86,000
Due to related party	-	-
Common stock to issue liability	23,756	23,756
Current portion of notes and loan payable	36,400	36,400
Total Current Liabilities	570,522	570,522
Total Liabilities	570,522	570,522
SHAREHOLDERS' EQUITY		
Series A Preferred Stock: $0.001 par value 30,000,000 authorized, issued & outstanding as of Sept 30, 2023	30,000	30,000
Common stock: $0.001 par value, 2,000,000,000 share authorized and 690,397,447 shares issued and outstanding as of Sept 30, 2023 and June 30, 2023	690,398	690,398
Additional paid in capital	15,115,236	15,115,236
Retained earnings (Deficit)	(16,351,040)	(16,351,040)
Current earnings	-	968,098
Total Stockholders' equity	(565,522)	(565,522)
Total Liabilities and Stockholders' Equity	5,000	5,000

Green Star Products, Inc.
Statement of Income and
Retained Earnings (Deficit)
For Twelve Months Ended
Dec 31, 2023 and 2022
Unaudited

	Dec 31 2023	Dec 31, 2022
Revenue		
Product Sales	-	-
Total Revenue	-	-
Cost of Goods Sold		
Other costs	-	-
Total Cost of Goods Sold	-	-
Gross Income		
Operating Expenses		
Officer compensation	-	
Professional fees	$ -	$
General & Administrative	-	8,489
Bad debt	620,864	
Total Operating Expenses	620,864	8,489
Net Operating Income	(620,864)	(8,489)
Other Income – LaStella deferred comp	750,000	
Other Income – related party debt	753,862	
Other Income – LaStella stock liability	63,600	
Other Income – Salaries payable	21,500	
Net Earnings (loss)	968,098	(8,489)

Green Star Products, Inc.
Statement of Cash Flows
For Twelve Months Ended
Dec 31ˢᵗ, 2023 and 2022
Unaudited

	Dec 31, 2023	Dec 31, 2022
OPERATING ACTIVITIES		
Net Income (Loss)	$ -	$ (8,489)
Adjustments to reconcile net Income (Loss) to net cash provided by operations		-
Depreciation		
Loans receivable	-	(909)
Accounts payable		800
Salaries payable		
Unaffiliated bank account	(116)	-
Total Adjustments	(116)	(109)
Net cash provided by operating activities	(116)	(8,598)
Investing Activities		
Other loan receivable		
Loan receivable from related parties		
Asset acquisition/divestment		
Net cash provided by investment activity	-	-
Financing Activities		
Proceeds from loans - related parties		4,260
Proceeds from loans payable		
Paid in surplus	-	
Stock issuance		-
Net cash from financing activity		
Net cash increase for period	(116)	(4,338)
Cash at beginning of period	116	4,454
Cash at end of period	-	116

Green Star Products, Inc.
Statement of Stockholders' Equity
Dec 31st, 2023
Unaudited

	Common Stock		Paid-in	Accum.	Total Stockholders'
	Shares	**Amount**	**Capital**	**Earnings**	**Equity**
Balance - 12/31/20	670,397,447	670,398	15,115,236	(17,366,277)	(1,580,643)
Net income - 12/31/21				55,628	55,628
Balance - 12/31/21	670,397,447	670,398	15,115,236	(17,310,649)	(1,525,015)
Net income - 6/30/22				(8,489)	(8,489)
Balance - 6/30/22	670,397,447	670,398	15,115,236	(17,319,138)	(1,533,504)
Net income - 9/30/22				-	-
Balance - 9/30/22	670,397,447	670,398	15,115,236	(17,319,138)	(1,533,504)
Net income - 12/31/22				-	-
Balance - 12/31/22	670,397,447	670,398	15,115,236	(17,319,138)	(1,533,504)
Net income - 3/31/23				-	-
Balance - 3/31/23	670,397,447	670,398	15,115,236	(17,319,138)	(1,533,504)
Net income - 6/30/23				968,098	968,098
Balance - 6/30/23	690,397,447	690,398	15,115,236	(16,351,040)	(565,522)
Net income - 9/30/23				-	-
Balance - 9/30/23	690,397,447	690,398	15,115,236	(16,351,040)	(565,522)
Net income - 12/31/23				-	-
Balance - 12/31/23	690,397,447	690,398	15,115,236	(16,351,040)	(565,522)

GREEN STAR PRODUCTS, INC.
NOTES TO UNAUDITED CONSOLIDATE FINANCIAL STATEMENTS
FOR THE TWELVE MONTHS ENDED DEC 31st, 2023
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Green Star Products, Inc. was incorporated in the State of Utah on July 13th, 1984, as National Transducer, Inc. On March 16th, 1988 the company merged with October Associates, Inc. On August 20th, 1992 the company changed its name to B.A.T. International, Inc., and on July 18th, 2002, the name was changed to Green Star Products, Inc.

From 1992 to 1998, the Company focused on electrical vehicle research & technology. From 1998 through 2016, the Company engineered, manufactured, distributed, or had licensing agreements for various products including biodiesel reactors, algae production, anti-friction metal treatment products, coatings, and provided engineering services. In 2017 and with a limited market for it's products & services, the Company ceased operations and was dormant for several years waiting for improved market conditions.

In March 2021, the sole remaining Officer & Director Joseph LaStella resigned and appointed Kristy Hunt as sole Officer & Director. During 2021 and early 2022, the Company focused on creating or distributing innovative products to improve quality of life and the environment. The Company ceased operations as of the end June 2022.

On July 27th, 2022, Kristy Hunt resigned as Sole Officer & Director and appointed Marjorie Schaefer as Sole Officer & Director. The Company remained dormant and without operations under Ms. Schaefer.

On April 3rd 2023, JUDD Holding Corp., a Delaware corporation controlled by David Duarte, entered into a Stock Purchase Agreement with Director & CEO Marjorie Schaefer for 30,000,000 shares of the Corporation's Series A Preferred Stock for consideration of $5,000. The Preferred stock had been previously designated by Marjorie Schaefer but never issued. On April 20th, the shares were issued by the Transfer Agent, ClearTrust LLC to JUDD Holding Corp.

On April 28th, 2023 and as a condition to close the transaction, Marjorie Schaefer resigned from all Officer & Director positions of the Corporation and appointed David Duarte as President & CEO, Secretary, Treasurer and Director. Subsequent to the closing, Mr. Duarte appointed additional Directors in accordance with Utah law and the Corporation's Bylaws.

On May 24th, 2023 the new Board held a Special Meeting of Directors to clean up the Company and properly direct it's business. There were four items on the agenda:

(1. Determine the Rights, Preferences, & Limitations of the Corporation's Series A Preferred Stock
(2. Increase the Authorized Shares of the Corporation's Common Stock
(3. Approve an Issuance of Common Stock to Board members for their services in reviving the Corporation
(4. Adopt Amended Bylaws of the Corporation

All recommended motions passed unanimously, and the following corporate actions were completed:

On May 24th, 2023, being unanimously approved by the Board and the majority voting shareholder, Amended Bylaws of the Corporation were adopted, effective immediately.

On May 25th, 2023, a new Certificate of Designation was filed with the Utah Secretary of State, confirming the voting rights of 100 votes per share of the Corporation's Series A Preferred stock. The Series A Preferred stock is voting only and not convertible to common shares.

On May 25th, 2023, Amended & Restated Articles of Incorporation were filed with the Utah Secretary of State authorizing Two Billion (2,000,000,000) shares of Common Stock, par value .001, and Thirty Million (30,000,000) shares of Preferred Stock, par value .001 for the Corporation.

On May 30th, 2023, Directors Duarte and Carter were each issued Ten Million (10,000,000) shares of common stock for their services in reviving the Corporation, valued at the trailing twenty-day average price of .001.

On December 15th, 2023, JUDD Holding Corp sold 30,000,000 shares of Series A Preferred stock to Dennis Hopkins.

Additionally on December 15th, 2023, Directors Duarte and Carter resigned from all Officer & Director positions and appointed Dennis Hopkins as President & CEO and Director along with his other assignees to the Board.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The financial statements for the quarter ended 6/30/22 account for the last period of operating activity for the Company due to the felony DUI conviction of former CEO Kristy Hunt. We assume no material actions were taken by Kristy Hunt on behalf of the Company from 6/30/22 until her resignation on 7/27/22 and have found no evidence to the contrary.

Under CEO Marjorie Schaefer, the Company remained non-operating, thus the financial reports for the periods ending 9/30/22, 12/31/22, and 3/31/23 are prepared to reflect the dormant nature of the Company during that time with respect to the historical financials of the Company.

The financial statements for the period ending 6/30/23 were prepared with adjustments to the historical balance sheet due to the death of former CEO Joseph LaStella on 2/21/22. Most notably that agreements for past & future compensation between the Company and Joseph LaStella as well as liability for shares to be issued to him for options exercised in the past should have no bearing on the Company's financial position moving forward. Additionally, we are considering the dormant historical debt owed to related parties that was originated by LaStella in 2009 or earlier as canceled as it would be time barred and should have no bearing on the Company's financial position moving forward.

For the period ending 12/31/23, the Company remained non-operating.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations with an accumulated deficit of $16,351,040 as of Sept 30th, 2023. The Company is assessing new business opportunities and plans and cannot be certain that it will be successful in these strategies. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – LOANS RECEIVABLE FROM RELATED PARTY

Historical notes to financial statements indicate this balance is comprised of amounts due the Company from former CEO Joseph LaStella and his past compensation agreements from 2011 that were to be re-negotiated in the future.

Due to Joseph LaStella's death, the Company has written off the balance of $620,864 as bad debt as it cannot be collected. This was recorded as an expense under G&A in the 6/30/23 period.

NOTE 4 – ACCOUNTS PAYABLE AND DEFERRED COMPENSATION

Historical notes to financial statements indicate this balance is comprised of Accounts Payable for $137,103 and Deferred Compensation for $750,000 related to a compensation agreement between the Company and former CEO Joseph LaStella.

Due to Joseph LaStella's death, the Company has canceled $750,000 from the balance which was recorded as a credit to other income in the 6/30/23 period.

NOTE 5 – PAYROLL TAXES PAYABLE

Historical notes to financial statements indicate Payroll Taxes Payable consists of withheld payroll taxes from 1994 (which were not assumed by B.A.T. California, Inc.). The Company attempted to negotiate a settlement with the Internal Revenue Service but had not received any correspondence for what would now be at least fifteen years. To the extent such a settlement cannot be reached, the president of the corporation may become personally liable for a portion of such taxes.

The Company is further researching the validity of historical liability as it is likely to have been written off.

NOTE 6 – INCOME TAXES PAYABLE

There are no historical notes to financial statements on this balance and the Company is researching it further.

NOTE 7 - SALARIES PAYABLE

Salaries Payable consists of an unpaid balance due to former CEO Kristy Hunt for an employment or consulting contract purportedly entered between her and the Company.

As Ms. Hunt did not disclose her past legal history (from incidents previous to her 2022 conviction) in the Company's disclosures during her tenure as CEO, the Company has determined there are no grounds on which this purported balance would be due. The $21,500 balance of Salaries payable has been cancelled and recorded as a credit to other income in the 6/30/23 period.

NOTE 8 – LIABILITIY DUE TO RELATED PARTY

Historical notes to financial statements indicate this balance is related party debt that was originated in 2009 or earlier and comprised of twelve parties who had collaborated with the Company over the years. Under their respective agreements, there is neither a maturity date nor an interest rate on the debt.

Given the four year statute of limitations on open ended debt in the state of Utah, the Company is treating this historical debt as canceled and has recorded a credit to other income in the 6/30/23 period.

NOTE 9 – COMMON STOCK TO ISSUE LIABILITY

Historical notes to financial statements indicate this balance represents the cost basis of unissued shares of common stock of $63,600 in stock options exercised in 2011, 2012 and 2013 by Joseph LaStella and $23,756 for services rendered in 2011 by a consultant.

Due to Joseph LaStella's death, the Company has reduced the balance by $63,600 and has recorded it as a credit to other income in the 6/30/23 period.

NOTE 10 – NOTES & LOANS PAYABLE

Historical notes to financial statements indicate this balance consists of three loans with an outstanding principal balance of $36,400 that were due at the end of 2021. However, there are no records indicating to whom or for what the loans are due, and the Company is researching this balance further.

NOTE 11 – SUBSEQUENT EVENTS

On January 2, 2024 the Company entered into a letter of intent to purchase Primo Chalk and on January 15, 2024 the Company entered into a letter of intent to purchase Healthy Planet Products.

Primo Chalk, LLC

Pro Forma Unconsolidated
Profit and Loss
January - December 2023

	TOTAL
Income	
Amazon Shipping	-4,219.32
Discounts given	-13.29
Sales	343,628.86
Sales of Product Income	2,867.05
Shipping Income	10,134.42
Total Income	**$352,397.72**
Cost of Goods Sold	
Amazon FBA Fees	40,777.02
Cost of Goods Sold	6,050.00
Direct Contractor Expense	58,406.51
Orient United Industry LTD	15,360.00
The Bumper Sticker	2,409.38
ULINE	3,375.30
Total Cost of Goods Sold	**85,601.19**
Discount	13,058.05
Freight and Shipping Costs	1,451.94
Total Cost of Goods Sold	**$140,888.20**
GROSS PROFIT	**$211,509.52**
Expenses	
Advertising/Promotional	3,692.16
Amazon Advertising	32,727.95
Amazon Promotions	2,839.20
Amazon Seller Fees and Charges	44,849.76
Bank Service Charges	70.00
Cost of Goods	10,719.47
Dues and Subscriptions	508.00
Handling Fees	-0.02
Late Fees	154.50
Meals and Entertainment	11.99
Melio Credit card fee	165.90
Office Supplies	1,001.81
Payroll Expenses	
Taxes	811.80
Wages	32,835.43
Total Payroll Expenses	**33,647.23**
Professional Fees	734.40
Purchases	99.00
QuickBooks Payments Fees	1,204.30
Reimbursement	137.95
Rent Expense	15,068.58
Repairs and Maintenance	145.05

Primo Chalk, LLC

Pro Forma Unconsolidated
Profit and Loss
January - December 2023

	TOTAL
Royalties Expense	7,285.81
Sales Tax	-19,698.70
Shipping, Freight & Delivery	2,429.98
Telephone Expense	1,029.18
Travel Expense	1,019.45
MILEAGE REIMBURSEMENT	601.61
Total Travel Expense	**1,621.06**
Utilities	1,481.54
Total Expenses	**$141,926.10**
NET OPERATING INCOME	**$69,583.42**
Other Expenses	
Bonus	350.00
Total Other Expenses	**$350.00**
NET OTHER INCOME	**$ -350.00**
NET INCOME	**$69,233.42**

Primo Chalk, LLC

Pro Forma Unconsolidated
Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TX Bank & Trust 4436	186.33
Total Bank Accounts	**$186.33**
Other Current Assets	
Finished Goods	120,922.86
Uncategorized Asset	0.00
Undeposited Funds	0.00
WIP & Raw Materials	17,557.95
Total Other Current Assets	**$138,480.81**
Total Current Assets	**$138,667.14**
TOTAL ASSETS	**$138,667.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	
9166 Gina Hoeum - SW (deleted)	-209.94
GOLD AMEX GH 1060 (deleted)	-223.86
Total Credit Card	**-433.80**
Total Credit Cards	**$ -433.80**
Other Current Liabilities	
Amazon Sales Tax Collected	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
TX Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Texas Sales Tax Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$ -433.80**
Total Liabilities	**$ -433.80**
Equity	
Members Draw	2,082.00
Members Equity	170,434.82
Opening Balance Equity	15,705.44
Net Income	-49,121.32
Total Equity	**$139,100.94**
TOTAL LIABILITIES AND EQUITY	**$138,667.14**

Primo Chalk, LLC

Pro Forma Unconsolidated
Profit and Loss
January - May 2024

	TOTAL
Income	
Sales	28,916.99
Total Income	**$28,916.99**
Cost of Goods Sold	
Freight and Shipping Costs	6,132.97
Total Cost of Goods Sold	**$6,132.97**
GROSS PROFIT	**$22,784.02**
Expenses	
Advertising/Promotional	508.85
Dues and Subscriptions	120.00
Insurance Expense	657.58
Meals and Entertainment	56.67
Office Supplies	1,736.50
Payroll Expenses	
Wages	12,270.12
Total Payroll Expenses	**12,270.12**
QuickBooks Payments Fees	885.64
Rent Expense	8,470.59
Repairs and Maintenance	252.61
Utilities	654.19
Warehouse Supplies	239.39
Total Expenses	**$25,852.14**
NET OPERATING INCOME	**$ -3,068.12**
NET INCOME	**$ -3,068.12**

Primo Chalk, LLC

Pro Forma Unconsolidated
Balance Sheet
As of May 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TX Bank & Trust 4436	248.22
Total Bank Accounts	**$248.22**
Other Current Assets	
Finished Goods	251,659.46
Uncategorized Asset	0.00
Undeposited Funds	0.00
WIP & Raw Materials	20,795.81
Total Other Current Assets	**$272,455.27**
Total Current Assets	**$272,703.49**
TOTAL ASSETS	**$272,703.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	
9166 Gina Hoeum - SW (deleted)	-14.99
GOLD AMEX GH 1060 (deleted)	-37.31
Total Credit Card	**-52.30**
Total Credit Cards	**$ -52.30**
Other Current Liabilities	
Amazon Sales Tax Collected	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
TX Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Texas Sales Tax Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$ -52.30**
Total Liabilities	**$ -52.30**
Equity	
Members Draw	17,100.64
Members Equity	255,287.96
Opening Balance Equity	15,705.44
Net Income	-15,338.25
Total Equity	**$272,755.79**
TOTAL LIABILITIES AND EQUITY	**$272,703.49**



STATE OF UTAH

EXECUTIVE DEPARTMENT

Office of the Lieutenant Governor

CERTIFICATE OF INCORPORATION

OF

OCTOBER ASSOCIATES, INC.

THE UTAH DIVISION OF CORPORATIONS AND COMMERCIAL CODE, HEREBY CERTIFIES THAT DUPLICATE ORIGINALS OF ARTICLES OF INCORPORATION FOR THE INCORPORATION

OCTOBER ASSOCIATES, INC.

DULY SIGNED AND VERIFIED PURSUANT TO THE PROVISION OF THE UTAH BUSINESS CORPORATION ACT, HAVE BEEN RECEIVED IN THIS OFFICE AND ARE FOUND TO CONFORM TO LAW.

ACCORDINGLY, THE DIVISION OF CORPORATIONS AND COMMERCIAL CODE, HEREBY ISSUES THIS CERTIFICATE OF INCORPORATION OF

OCTOBER ASSOCIATES, INC.

AND ATTACHES HERETO A DUPLICATE ORIGINAL OF THE ARTICLES OF INCORPORATION.
110652.



THE GREAT SEAL OF THE STATE OF UTAH 1896

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State of Utah, at Salt Lake City, this 13 *day of* JULY, 19 84

David S. Monson

LIEUTENANT GOVERNOR

ARTICLES OF INCORPORATION

OF

OCTOBER ASSOCIATES, INC.

We, the undersigned natural persons of the age of twenty-one years or more, acting as incorporators of the corporation under the provisions of the Utah Business Corporation Act (hereinafter called the "Act"), do hereby adopt the following Articles of Incorporation for such Corporation.

ARTICLE I

Name.   The name of the corporation (hereinafter called the "Corporation") is October Associates, Inc.

ARTICLE II

Period of Duration.   The period of duration of the Corporation is perpetual.

ARTICLE III

Purpose and Powers.   The purposes for which this Corporation is organized is to invest in new products, properties, and/or businesses which may have potential for profit.

ARTICLE IV

Capitalization. The Corporation shall have the authority to issue 50,000,000 (fifty million) shares of stock each having a par value of one-tenth of one cent ($0.001). All stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of this Corporation shall not be liable for further call or assessment. The authorized trading shares shall be issued at the discretion of the Directors.

ARTICLE V

Incorporators. The name and post office address of each incorporator is:

Douglas T. Engh
3820 South 1915 East
Salt Lake City, UT 84106

Harold W. Schreiber
3122 South 400 East
Salt Lake City, UT 84115

A. Arden Larson
1947 Cherry Wood Circle
Salt Lake City, UT 84106

ARTICLE VI

Directors. The Corporation shall be governed by a Board of Directors consisting of no less than three (3) and no more than nine (9) directors. Directors need not be stockholders of the Corporation. The number of Directors constituting the initial Board of Directors is three (3) and the names and post office addresses of the persons who shall serve as Directors until their successors are elected and qualified are:

2

Douglas T. Engh
3820 South 1915 East
Salt Lake City, UT 84106

Harold W. Schreiber
3122 South 400 East
Salt Lake City, UT 84115

A. Arden Larson
1947 Cherry Wood Circle
Salt Lake City, UT 84106

ARTICLE VII

Commencement of Business. The Corporation shall not commence business until at least One Thousand Dollars ($1,000) has been received by the Corporation as consideration for the issuance of its shares.

ARTICLE VIII

Pre-emptive Rights. There shall be no pre-emptive rights to acquire unissued and/or treasury shares of the stock of the Corporation.

ARTICLE IX

Voting of Shares. Each outstanding share of common stock of the Corporation shall be entitled to one vote on each matter submitted to a vote at the meeting of the stockholders. Each stockholder shall be entitled to vote his or its shares in person or by proxy, executed in writing by such stockholders, or by his duly authorized attorney-in-fact. At each election of Directors, every stockholder entitled to vote in such election shall have the right to vote, in person or by proxy, the number of shares owned by

3

him or it for as many persons as there are Directors to be elected and for whose election he or it has the right to vote, but the Shareholder shall have no right to accumulate his or its votes with regard to such election.

ARTICLE X

Initial Registered Office and Initial Registered Agent. The address of the initial registered office of the Corporation is 3820 South 1915 East, Salt Lake City, Utah, 84106, and the initial registered Agent at such office is Douglas T. Engh.

4

STATE OF UTAH   )
            : ss.
COUNTY OF _____)

   On the ____ day of _____, 1984, personally appeared
before me DOUGLAS T. ENGH, HAROLD W. SCHREIBER and A. ARDEN LARSON,
who acknowledged to me that they are the persons who signed the
foregoing Articles of Incorporation as incorporators and that they
have read the foregoing Articles of Incorporation and know the
content thereof, and that the same is true of their knowledge as
to those matter upon which they operate on information and belief,
and as to those matters believe them to be true.

                _____
                DOUGLAS T. ENGH

                _____
                HAROLD W. SCHREIBER

           X _____
                A. ARDEN LARSON

   SUBSCRIBED AND SWORN TO before me this ____ day of _____,
1984.

                _____
                NOTARY PUBLIC
                Residing at: _____

My Commission Expires:

_____

               5

EXHIBIT "B"

BYLAWS

OF

OCTOBER ASSOCIATES, INC.

ARTICLE I – OFFICES

The principal office of the corporation in the State of Utah shall be located in the City of Salt Lake, County of Salt Lake. The Corporation may have such other offices, either within or without the State of Incorporation, as the Board of Directors may designate or as the business of the corporation may from time to time require.

ARTICLE II – STOCKHOLDERS

1.   ANNUAL MEETING

The annual meeting of the stockholders shall be held one year from the date of incorporation, beginning with the year 1985, at the hour of one o'clock p.m., and annually on that date thereafter, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

2.   SPECIAL MEETINGS.   UCS § 16-10-26

Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the directors, and shall be called by the president at the request of the holders of not less than ten percent of all the outstanding shares of the corporation entitled to vote at the meeting.

3.   PLACE OF MEETING.

The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

4.   NOTICE OF MEETING. UCA § 16-10-27

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

5.   CLOSING OF TRANSFER BOOKS OF FIXING OF RECORD DATE.   UCA §16-20-28

For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment or any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in case, fifty days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting at a meting of stockholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6.   VOTING LISTS. UCA § 16-10-29

The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list of transfer books or to vote at the meeting of stockholders.

2

7.   QUORUM.   § 16-10-30

At any meeting of stockholders a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

8.   PROXIES.   UCA§ 16-10-30

At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9.   VOTING.   UCA § 16-10-30

Each stockholder entitled to vote in accordance with the terms and provisions of the Certificate of Incorporation and these By-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

10.   ORDER OF BUSINESS.

The order of business at all meetings of the stockholders shall be a follows:

1.   Roll Call.

2.   Proof of notice of meeting of waiver of notice.

3.   Reading of minutes of preceding meeting.

4.   Reports of Officers.

5.   Reports of Committees.

6.   Election of Directors.

7.   Unfinished Business.

8.   New Business.

3

11.   INFORMAL ACTION BY STOCKHOLDERS.   UCA § 16-138

Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III - BOARD OF DIRECTORS

1.   GENERAL POWERS.   UCA § 16-10-33

The business and affairs of the corporation shall be managed by its Board of Directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these By-laws and the laws of this State.

2.   NUMBER, TENURE AND QUALIFICATIONS.

The number of directors of the corporation shall be not more than nine (9) or less than three (3). Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

3.   REGULAR MEETINGS.   UCA § 16-10-40

A regular meeting of the directors shall be held without other notice than this By-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

4.   SPECIAL MEETINGS.

Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5.   NOTICE.   UCA § 16-10-40

Notice of any special meeting shall be given at least two days previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a director at a meeting shall constitute

4

a wive of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6.   QUORUM.   UCA § 16-10-38

At any meeting of the directors a majority shall constitute a quorum for the transaction of business, but if less than said number is present at a meting, a majority of the directors present may adjourn the meeting from time to time without further notice.

7.   MANNER OF ACTING.

The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

8.   NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists.   Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders.   A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

9.   REMOVAL OF DIRECTORS.

Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board.   Directors may be removed without cause only by vote of the stockholders.

10.   RESIGNATION.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11.   COMPENSATION.

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

5

12. PRESUMPTION OF ASSENT.

A director of the corporation who is present at a meeting of the directors at which action on any corporation matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

13. EXECUTIVE AND OTHER COMMITTEES.

The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

14. ACTION WITHOUT A MEETING. UCA § 16-10-40

Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

ARTICLE IV - OFFICERS

1. NUMBER.

The officers of the corporation shall be a president, two vice-presidents, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as my be deemed necessary may be elected or appointed by the directors.

2. ELECTION AND TERM OF OFFICE.

The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. REMOVAL.

Any officer or agent elected of appointed by the directors may be removed by the directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

6

4.   VACANCIES.

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

5.   PRESIDENT.

The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these By-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall preform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6.   VICE-PRESIDENT.

In the absence of the president or in event of his death, inability or refusal to act, the vice-president shall perform the duties of he president, and when so acting, shall have all powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties as from time to time may be assigned to him by the president or by the directors.

7.   SECRETARY.

The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, so that all notices are duly given in accordance with the provisions of these By-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholders, have general charge of the stock transfer books of the corporation and in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

8.   TREASURER.

If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for monies

7

due and payable to the corporation; receive and give recepits for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these By-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

9. SALARIES.

The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS

1. CONTRACTS.

The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2. LOANS.

No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3. CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

4. DEPOSITS.

All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

8

ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER

1.   CERTIFICATES FOR SHARES.

Certificates representing shares of the corporation shall be in such form as shall be determined by the directors.   Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified.   The name and address of the stockholders,— the number of shares and date of issue, shall be entered on the stock transfer books of the corporation.   All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the corporation as the directors may prescribe.

2.   TRANSFER OF SHARES.

(a)   Upon surrender to the corporation of the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office.

(b)   The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize an equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this State.

ARTICLE VII - FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January in each year.

ARTICLE VIII - DIVIDENDS

The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

9

ARTICLE IX - SEAL

The directors may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

ARTICLE X - WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these By-laws or under the provisions of the Articles of Incorporation, a waiver to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI - AMENDMENTS

These By-laws maybe altered, amended or repealed and new By-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

10

This form cannot be hand written.



State of Utah
DEPARTMENT OF COMMERCE
Division of Corporations & Commercial Code
Articles of Amendment to Articles of Incorporation (Profit)

EXPEDITE

RECEIVED

MAY 25 2023



Utah Div of Corp & Comm. Code

Entity Number: 873896-0142

Non-Refundable Processing Fee: $37.00

Pursuant to UCA §16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1. The name of the corporation is: Green Star Products, Inc.

2. The date the following amendment(s) was adopted: 5/24/23

3. If changing the corporation name, the new name of the corporation is:

_____

4. The text of each amendment adopted (include attachment if additional space needed):

On May 24th, 2023, at a Special Meeting of the Board of Directors of Green Star Products, Inc., the Board resolved to increase the Common Authorized shares from 875,000,000 to 2,000,000,000 and file Amended and Restated Articles of Incorporation (see attached).

On May 24th, 2023, at a Special Meeting of the Board of Directors of Green Star Products, Inc., the Board resolved to confirm & fix the rights, preferences, and limitations of the Series A Preferred Stock and file a Certificate of Designation of the Series A Preferred Stock, authorizing 30,000,000 shares, par value 0.001, with 100 votes per share and shall not be convertible into common stock (see attached).

5. If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

Series A Preferred Stock, 30,000,000 shares authorized, par value 0.001, with 100 votes per share and not convertible into common stock (see attached).

6. Indicate the manner in which the amendment(s) was adopted (mark only one):

[✔] Adopted by Incorporators or Board of Directors – Shareholder action not required.

[ ] Adopted by Shareholders – Number of votes cast for amendment was sufficient for approval.

7. Delayed effective date (if not to be effective upon filing) _____ (MM-DD-YYYY *not to exceed 90 days*)

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By: _____

Title: CEO & Director

Date: 05/26/2023

Under GRAMA {63G-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Mailing/Faxing Information: www.corporations.utah.gov/contactus.html   Division's Website: www.corporations.utah.gov

State of Utah
Department of Commerce
Division of Corporations and Commercial Code
I hereby certified that the foregoing has been filed and approved on this ___ day of ____ 20__
In this office of this Division and hereby issued This Certificate thereof.

03/22

Examiner _____ Date _____



Leigh Veillette
Division Director

GREEN STAR PRODUCTS, INC.

RESOLUTION OF THE BOARD OF DIRECTORS

The undersigned, being all the Directors of GREEN STAR PRODUCTS, INC., a Utah corporation (the "Corporation"), hereby consents to the adoption of the following resolutions:

INCREASE THE AUTHORIZED SHARES OF COMMON STOCK

RESOLVED, that the Articles of Incorporation shall be amended and restated to increase the Authorized Shares of Common Stock to Two Billion (2,000,000,000) Shares in order to position the Corporation for growth and new operations.

Consent

WHEREFORE, this Consent shall have the same force and effect as a majority vote cast at a meeting of the shareholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation, and the Bylaws of the Corporation.

Effective Date: May 24th, 2023

David Duarte
CEO, Secretary, Treasurer, Director
Green Star Products, Inc.

Notary Public



District of Columbia
Signed and Sworn to (or affirmed) before me on 5/24/2023 (Date)
by Cade Carter
(Name(s) of Individual(s) Making Statement)
Signature of Notarial Officer:
Title of Office: notary public
My Commission Expires:
Notary Public

ANDRE PATTERSON
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Mar 9, 2025

Cade Carter
Director
Green Star Products, Inc.

Joshua Uhorchuk
Director
Green Star Products, Inc.

Notary Public



MAYA LILLIE VANN
NOTARY PUBLIC
My Comm. Exp.
Nov 14, 2026
DISTRICT OF COLUMBIA



SCOTT E KING
Notary Public, North Carolina
Alamance County
My Commission Expires
March 11, 2024

GSPI Restated Articles, May 24th, 2023

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GREEN STAR PRODUCTS, INC.

ARTICLE I

The name of the corporation shall be GREEN STAR PRODUCTS, INC. (the "Corporation").

ARTICLE II

The period of its duration shall be perpetual.

ARTICLE III

The purpose shall be that of conducting any lawful business for which a corporation may be organized under the laws of the State of Utah.

ARTICLE IV

The aggregate number of shares the Corporation will have authority to issue is Two Billion Thirty Million (2,030,000,000) of which Two Billion (2,000,000,000) shares will be Common Stock, with a par value of $0.001 per share, and Thirty Million (30,000,000) shares will be preferred stock, with a par value of $0.001 per share. Shares of any class of stock may be issued, without shareholder action, from time to time in one or more series as may from time to time be determined by the board of directors. The board of directors of this Corporation are hereby expressly granted authority, without shareholder action, and within the limits set forth in the Utah Revised Business Corporation Act, to:

(i)   designate in whole or in part, the powers, preferences, limitations, and relative rights, of any class of shares before the issuance of any shares of that class;

(ii)   create one or more series within a class of shares, fix the number of shares of each such series, and designate, in whole or part, the powers, preferences, limitations, and relative rights of the series, all before the issuance of any shares of that series;

(iii)   alter or revoke the powers, preferences, limitations, and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares;

(iv)   increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series; provided that, the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as a part of the series;

GSPI Restated Articles, May 24th, 2023

(v)   determine the dividend rate on the shares of any class of shares or series of shares, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that class of shares or series of shares;

(vi)   determine whether that class of shares or series of shares will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(vii)   determine whether that class of shares or series of shares will have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors determines;

(viii)   determine whether or not the shares of that class of shares or series of shares will be redeemable and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(ix)   determine whether that class of shares or series of shares will have a sinking fund for the redemption or purchase of shares of that class of shares or series of shares and, if so, the terms and amount of such sinking fund;

(x)   determine the rights of the shares of that class of shares or series of shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that class of shares or series of shares; and

(xi)   determine any other relative rights, preferences and limitations of that class of shares or series of shares.

The allocation between the classes, or among the series of each class, of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution, shall be as designated by the board of directors. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's bylaws or in any amendment hereto shall be vested in the common stock. Accordingly, unless and until otherwise designated by the board of directors of the Corporation, and subject to any superior rights as so designated, the Common Stock shall have unlimited voting rights and be entitled to receive the net assets of the Corporation upon dissolution.

ARTICLE V

Provisions for the regulation of the internal affairs of the Corporation will be contained in its Bylaws as adopted by the Board of Directors. The number of Directors of the Corporation shall be fixed by its Bylaws.

ARTICLE VI

The Corporation shall indemnify any person against expenses, including without limitation, attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably

GSPI Restated Articles, May 24th, 2023

incurred by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, in all circumstances in which, and to the extent that, such indemnification is permitted and provided for by the laws of the State of Utah then in effect.

ARTICLE VII

To the fullest extent permitted by the Utah Revised Business Corporation Act as the same exists or may hereafter be amended, an officer or director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages.

Consent

WHEREFORE, this Consent shall have the same force and effect as a majority vote cast at a meeting of the shareholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation, and the Bylaws of the Corporation.

Effective Date: May 24th, 2023

David Duarte
CEO, Secretary, Treasurer, Director
Green Star Products, Inc.

Notary Public



ANDRE PATTERSON
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Mar 9, 20



District of Columbia
Signed and Sworn to (or affirmed) before me on 5/24/2023 (Date)
by Cade Carter
(Name(s) of individual(s) Making Statement)
Signature of Notarial Officer:
Title of Office: notary public
My Commission Expires: 11/14/2026

Cade Carter
Director
Green Star Products, Inc.



Notary Public

MAYA LILLIE VANN
NOTARY PUBLIC
My Comm. Exp. Nov 14, 2026
DISTRICT OF COLUMBIA

Joshua Uhorchuk
Director
Green Star Products, Inc.

Notary Public



SCOTT E KING
Notary Public, North Carolina
Alamance County
My Commission Expires
March 11, 2024

GSPI Restated Articles, May 24th, 2023

GREEN STAR PRODUCTS, INC.

RESOLUTION OF THE BOARD OF DIRECTORS

The undersigned, being all the Directors of GREEN STAR PRODUCTS, INC., a Utah corporation (the "Corporation"), hereby consents to the adoption of the following resolutions:

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK

WHEREAS, on July 27th, 2022 at a Special Meeting of the Board of Directors, the Board authorized the designation of 30,000,000 shares the Corporation's Series A Preferred Stock with 100 votes per share (See "Exhibit A").

NOW RESOLVED, the Board of Directors confirms and hereby fixes the relative rights, preferences, and limitations of the Corporation's Series A Preferred Stock as included herein:

Consent

WHEREFORE, this Consent shall have the same force and effect as a majority vote cast at a meeting of the shareholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation, and the Bylaws of the Corporation.

Effective Date: May 24th, 2023

David Duarte
CEO, Secretary, Treasurer, Director
Green Star Products, Inc.





Notary Public



ANDRE PATTERSON
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Mar 9, 20

District of Columbia
Signed and Sworn to (or affirmed) before me on 5/24/2023 (Date)
by Cade Carter
(Name(s) of Individual(s) Making Statement)
Signature of Notarial Officer:
Title of Office: notary public
My Commission Expires: 11/14/2026

Cade Carter
Director
Green Star Products, Inc.



Notary Public

MAYA LILLIE VANN
NOTARY PUBLIC
DISTRICT OF COLUMBIA
My Comm. Exp. Nov 14, 2026

Joshua Uhorchuk
Director
Green Star Products, Inc.



Notary Public

SCOTT E KING
Notary Public, North Carolina
Alamance County
My Commission Expires
March 11, 2024

GSPI Pref A Cert of Desig, May 24th, 2023

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

Section 1. *Designation and Amount.* The designation of this class of capital stock shall be "Series A Preferred", par value $.001 per share (the "*Series A Preferred Stock*"). The number of authorized shares of Series A Preferred Stock is thirty million (30,000,000) shares.

Section 2. *Voting Rights.* Except as otherwise required by law, the holder of the share of Series A Preferred Stock shall have the following rights:

(a) Number of Votes; Voting with Common Stock The holder of the Series A Preferred Stock shall vote together with the holders of preferred stock (including on an as converted basis), par value $0.001, and common stock, par value $0.001 per share, of the Corporation (the "Common Stock") as a single class. Each share of Series A Preferred Stock is entitled to one hundred (100) votes per share with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. The Series A Preferred Stock is not convertible into shares of common stock and shall not be divided into fractional shares.

(b) Adverse Effects. The Corporation shall not amend, alter or repeal the preferences, rights, powers or other terms of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock or the holder thereof without the written consent or affirmative vote of the holder of the Series A Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Section 3. *Dividends, Liquidation.* The shares of Series A Preferred Stock shall not be entitled to any dividends in respect thereof, and shall not participate in any proceeds available to the Corporation's shareholders upon the liquidation, dissolution or winding up of the Corporation.

Section 4. *No Impairment.* The Corporation shall not intentionally take any action which would impair the rights and privileges of the Series A Preferred Stock set forth herein or the rights of the holder thereof. The Corporation will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions herein and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of the Series A Preferred Stock against impairment.

Section 5. *Replacement Certificate.* In the event that the holder of the Series A Preferred Stock notifies the Corporation that the stock certificate evidencing the share of Series A Preferred Stock has been lost, stolen, destroyed or mutilated, the Corporation shall issue a

GSPI Pref A Cert of Desig, May 24th, 2023

replacement stock certificate evidencing the Series A Preferred Stock identical in tenor and date to the original stock certificate evidencing the Series A Preferred Stock, provided that the holder executes and delivers to the Corporation an affidavit of lost stock certificate and an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such Series A Preferred Stock certificate.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by the Directors thereunto duly authorized this 24th day of May, 2023.

Consent

WHEREFORE, this Consent shall have the same force and effect as a majority vote cast at a meeting of the shareholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation, and the Bylaws of the Corporation.

Effective Date: May 24th, 2023



David Duarte
CEO, Secretary, Treasurer, Director
Green Star Products, Inc.



Notary Public

ANDRE PATTERSON
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Mar 9, 2025

District of Columbia
Signed and Sworn to (or affirmed) before me on 5/24/2023 (Date)
by Cade Carter
(Name(s) of Individual(s) Making Statement)
Signature of Notarial Officer:
Title of Office: notary public
My Commission Expires: 11/14/2026



Cade Carter
Director
Green Star Products, Inc.



Notary Public

MAYA LILLIE VANN
NOTARY PUBLIC
DISTRICT OF COLUMBIA
My Comm. Exp. Nov 14, 2026





Joshua Uhorchuk
Director
Green Star Products, Inc.



Notary Public

SCOTT E KING
Notary Public, North Carolina
Alamance County
My Commission Expires
March 11, 2024

GSPI Pref A Cert of Desig, May 24th, 2023

EX1A-2A CHARTER.3 5 gspi_ex23.htm BYLAWS

EXHIBIT 2.3

GREEN STAR PRODUCTS, INC.

RESOLUTION OF THE BOARD OF DIRECTORS

The undersigned, being all the Directors of GREEN STAR PRODUCTS, INC. a Utah corporation (the "Corporation"), hereby consents to the adoption of the following resolutions:

ADOPTION OF AMENDED BYLAWS

WHEREAS, the Board deems it to be in the best interest of the Corporation and its stockholders to adopt amended bylaws to operate with greater efficiency.

RESOLVED, that the bylaws attached herein be adopted effective immediately.

Consent

WHEREFORE, this Consent shall have the same force and effect as a majority vote cast at a meeting of the shareholders duly called, noticed, convened and held in accordance with the law, the Articles of Incorporation, and the Bylaws of the Corporation.

Effective Date: May 24th, 2023

David Duarte
CEO, Secretary, Treasurer, Director
Green Star Products, Inc.



Notary Public

ANDRE PATTERSON
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Mar 9, 2025

District of Columbia
Signed and Sworn to (or affirmed) before me on 5/24/2023 (Date)
by Cade Carter
(Name(s) of Individual(s) Making Statement)
Signature of Notarial Officer:
Title of Office: notary public
My Commission Expires: 11/14/2026

Cade Carter
Director
Green Star Products, Inc.



Notary Public



MAYA LILLIE VANN NOTARY PUBLIC DISTRICT OF COLUMBIA My Comm. Exp. Nov 14, 2026

Joshua Uhorchuk
Director
Green Star Products, Inc.



Notary Public

SCOTT E KING
Notary Public, North Carolina
Alamance County
My Commission Expires
March 11, 2024

AMENDED AND RESTATED
BYLAWS

of

GREEN STAR PRODUCTS, Inc.

I.   SHAREHOLDER'S MEETING.

.01 *Annual Meetings.*

The annual meeting of the shareholders of this Corporation, for the purpose of election of Directors and for such other business as may come before it, shall be held at the registered office of the Corporation, or such other places, either within or without the State of Utah, as may be designated by the notice of the meeting, on the second week in March of each and every year, commencing in 2024 but in case such day shall be a legal holiday, the meeting shall be held at the same hour and place on the next succeeding day not a holiday.

.02 *Special Meeting.*

Special meetings of the shareholders of this Corporation may be called at any time by the holders of ten percent (10%) of the voting shares of the Corporation, or by the President, or by the Board of Directors or a majority thereof. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for said meeting. The Board of Directors may designate any place, either within or without the State of Utah, as the place of any special meeting called by the president or the Board of Directors, and special meetings called at the request of shareholders shall be held at such place in the State of Utah, as may be determined by the Board of Directors and placed in the notice of such meeting.

.03 *Notice of Meeting.*

Written notice of annual or special meetings of shareholders stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given by the secretary or persons authorized to call the meeting to each shareholder of record entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than fifty (50) days prior to the date of the meeting, and such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation.

.04 *Waiver of Notice.*

GSPI Bylaws, May 24th, 2023

Notice of the time, place, and purpose of any meeting may be waived in writing and will be waived by any shareholder by his/her attendance thereat in person or by proxy. Any shareholder so waiving shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

.05 *Quorum and Adjourned Meetings.*

A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. A majority of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

.06 *Proxies.*

At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his/her duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

.07 *Voting of Shares.*

Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every shareholder of record shall have the right at every shareholder's meeting to one (1) vote for every share standing in his/her name on the books of the Corporation, and the affirmative vote of a majority of the shares represented at a meeting and entitled to vote thereat shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting.

II. DIRECTORS.

.01 *General Powers.*

The business and affairs of the Corporation shall be managed by its Board of Directors.

.02 *Number, Tenure and Qualifications.*

The number of Directors of the Corporation shall be not less than three nor more than thirteen.

GSPI Bylaws, May 24th, 2023

Each Director shall hold office until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified. Directors need not be residents of the State of Utah or shareholders of the Corporation.

.03 *Election.*

The Directors shall be elected by the shareholders at their annual meeting each year; and if, for any cause the Directors shall not have been elected at an annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

.04 *Vacancies.*

In case of any vacancy in the Board of Directors, the remaining Directors, whether constituting a quorum or not, may elect a successor to hold office for the unexpired portion of the terms of the Directors whose place shall be vacant, and until his/her successor shall have been duly elected and qualified. Further, the remaining Directors may fill any empty seats on the Board of Directors even if the empty seats have never been occupied.

.05 *Resignation.*

Any Director may resign at any time by delivering written notice to the secretary of the Corporation.

.06 *Meetings.*

At any annual, special, or regular meeting of the Board of Directors, any business may be transacted, and the Board may exercise all of its powers. Any such annual, special or regular meeting of the Board of Directors of the Corporation may be held outside of the State of Utah, and any member or members of the Board of Directors of the Corporation may participate in any such meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time; the participation by such means shall constitute presence in person at such meeting.

GSPI Bylaws, May 24th, 2023

A. Annual Meeting of Directors.

Annual meetings of the Board of Directors shall be held immediately after the annual shareholders' meeting or at such time and place as may be determined by the Directors. No notice of the annual meeting of the Board of Directors shall be necessary.

B. Special Meetings.

Special meetings of the Directors shall be called at any time and place upon the call of the president or any Director. Notice of the time and place of each special meeting shall be given by the secretary, or the persons calling the meeting, by mail, email, or by personal communication by telephone or otherwise at least one (1) day in advance of the time of the meeting. The purpose of the meeting need not be given in the notice. Notice of any special meeting may be waived in writing or by email (either before or after such meeting) and will be waived by any Director in attendance at such meeting.

C. Regular Meetings of Directors.

Regular meetings of the Board of Directors shall be held at such place and on such day and hour as shall from time to time be fixed by resolution of the Board of Directors. No notice of regular meetings of the Board of Directors shall be necessary.

.07 *Quorum and Voting.*

A majority of the Directors presently in office shall constitute a quorum for all purposes, but a lesser number may adjourn any meeting, and the meeting may be held as adjourned without further notice. At each meeting of the Board at which a quorum is present, the act of a majority of the Directors present at the meeting shall be the act of the Board of Directors. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

.08 *Compensation.*

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

GSPI Bylaws, May 24th, 2023

.09 *Presumption of Assent.*

A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered in the minutes of the meeting or unless he/she shall file his/her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

.10 *Executive and Other Committees.*

The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one of more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, but no such committee shall have the authority of the Board of Directors, in reference to amending the Articles of Incorporation, adoption of a plan of merger or consolidation, recommending to the shareholders the sale, lease, exchange, or other disposition of all or substantially all the property and assets of the dissolution of the Corporation or a revocation thereof, designation of any such committee and the delegation thereto of authority shall not operate to relieve any member of the Board of Directors of any responsibility imposed by law.

.11 *Chairman of Board of Directors.*

The Board of Directors may, in its discretion, elect a chairman of the Board of Directors from its members; and, if a chairman has been elected, he/she shall, when present, preside at all meetings of the Board of Directors and the shareholders and shall have such other powers as the Board may prescribe.

.12 *Removal.*

Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the shares entitled to vote at an election of Directors.

III. ACTIONS BY WRITTEN CONSENT.

Any corporate action required by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, to be voted upon or approved at a duly called meeting of the Directors may be accomplished without a meeting if a written memorandum setting forth the action so taken, shall be signed by all the Directors. Any corporate action required by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, to be voted upon or approved at a duly called meeting of the Shareholders, may be accomplished without a meeting if a written memorandum setting forth the action so taken, shall be signed by

GSPI Bylaws, May 24th, 2023

holders of a majority of the total outstanding shares of common stock.

IV.   OFFICERS.

.01 *Officers Designated.*

The Officers of the Corporation shall be a president, one or more vice presidents (the number thereof to be determined by the Board of Directors), a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other Officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any Officer may be held by the same person, except that in the event that the Corporation shall have more than one director, the offices of president and secretary shall be held by different persons.

.02 *Election, Qualification and Term of Office.*

Each of the Officers shall be elected by the Board of Directors. None of said Officers except the president need be a Director, but a vice president who is not a Director cannot succeed to or fill the office of president. The Officers shall be elected by the Board of Directors. Except as hereinafter provide, each of said Officers shall hold office from the date of his/her election until the next annual meeting of the Board of Directors and until his/her successor shall have been duly elected and qualified.

.03 *Powers and Duties.*

The powers and duties of the respective corporate Officers shall be as follows:

A. *President.*

The president shall be the chief executive Officer of the Corporation and, subject to the direction and control of the Board of Directors, shall have general charge and supervision over its property, business, and affairs, including but not limited to functioning as the secretary and treasurer of the Corporation if the secretary or treasurer is unable to perform his/her duties. He/she shall, unless a Chairman of the Board of Directors has been elected and is present, preside at meetings of the shareholders and the Board of Directors.

B. *Vice President.*

In the absence of the president or his/her inability to act, the senior vice president shall act in his place and stead and shall have all the powers and authority of the president, except as limited by resolution of the Board of Directors.

C. *Secretary.*

The secretary shall be responsible for:

GSPI Bylaws, May 24th, 2023

1.   Keeping the minutes of the shareholder's and of the Board of Directors meetings in one or more books provided for that purpose;

2.   Seeing that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

3.   Be custodian of the corporate records and of the seal of the Corporation and affix the seal of the Corporation to all documents as may be required;

4.   Keeping a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder;

5.   Signing with the president, or a vice president, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;

6.   Having general charge of the stock transfer books of the corporation; and,

7.   In general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him/her by the president or by the Board of Directors.

D. Treasurer.

Subject to the direction and control of the Board of Directors, the treasurer shall have the custody, control and disposition of the funds and securities of the Corporation and shall account for the same; and, at the expiration of his/her term of office, he/she shall turn over to his/her successor all property of the Corporation in his/her possession.

E. Assistant Secretaries and Assistant Treasurers.

The assistant secretaries, when authorized by the Board of Directors, may sign with the president, or a vice president, certificates for shares of the Corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the Board of Directors.

GSPI Bylaws, May 24th, 2023

.04 *Removal.*

The Board of Directors shall have the right to remove any Officer whenever in its judgment the best interest of the Corporation will be served thereby.

.05 *Vacancies.*

The Board of Directors shall fill any office which becomes vacant with a successor who shall hold office for the unexpired term and until his/her successor shall have been duly elected and qualified.

.06 *Salaries.*

The salaries of all Officers of the Corporation shall be fixed by the Board of Directors.

V.   SHARE CERTIFICATES

.01 *Form and Execution of Certificates.*

Certificates for shares of the Corporation shall be in such form as is consistent with the provisions of the Corporation laws of the State of Utah. They shall be signed by the president and by the secretary, and the seal of the Corporation shall be affixed thereto. Certificates may be issued for fractional shares.

.02 *Transfers.*

Shares may be transferred by delivery of the certificates therefore, accompanied either by an assignment in writing on the back of the certificates or by a written power of attorney to assign and transfer the same signed by the record holder of the certificate. Except as otherwise specifically provided in these Bylaws, no shares shall be transferred on the books of the Corporation until the outstanding certificate therefore has been surrendered to the Corporation.

.03 *Loss or Destruction of Certificates.*

In case of loss or destruction of any certificate of shares, another may be issued in its place upon proof of such loss or destruction and upon the giving of a satisfactory bond of indemnity to the Corporation. A new certificate may be issued without requiring any bond, when in the judgment of the Board of Directors it is proper to do so.

GSPI Bylaws, May 24th, 2023

VI.   BOOKS AND RECORDS.

.01 *Books of Accounts, Minutes and Share Register.*

The Corporation shall keep complete books and records of accounts and minutes of the proceedings of the Board of Directors and shareholders and shall keep at its registered office, principal place of business, or at the office of its transfer agent or registrar a share register giving the names of the shareholders in alphabetical order and showing their respective addresses and the number of shares held by each.

.02 *Copies of Resolutions.*

Any person dealing with the Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or shareholders, when certified by the president or secretary.

VII.   CORPORATE SEAL.

The Corporation is not required to have a corporate seal.

VIII.   LOANS.

No loans shall be made by the Corporation to its Officers or Directors

IX.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

.01 *Indemnification.*

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

.02 *Derivative Action*

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amount paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

.03 *Successful Defense.*

To the extent that a Director, Trustee, Officer, employee or Agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to in Paragraphs .01 and .02 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

.04 *Authorization.*

Any indemnification under Paragraphs .01 and .02 above (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Trustee, Officer, employee, or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Paragraphs .01 and .02 above. Such determination shall be made (a) by the Board of Directors of the

Corporation by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) is such a quorum is not obtainable, by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the Shareholders. Anyone making such a determination under this Paragraph .04 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

.05 *Advances.*

Expenses incurred in defending civil or criminal action, suit or proceeding shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Paragraph .04 above upon receipt of an undertaking by or on behalf of the Director, Trustee, Officer, employee, or agent to repay such amount unless it shall ultimately be by the Corporation is authorized in this Section.

.06 *Nonexclusivity.*

The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

.07 *Insurance.*

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

.08 *"Corporation" Defined.*

For purposes of this Section, references to the "Corporation" shall include, in addition to the Corporation, an constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its Directors, Trustees, Officers, employees, or agents, so that any person who is or was a Director, Trustee, Officer, employee or agent of such constituent corporation or of any entity a majority of the voting stock of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as a Director, Trustee, Officer, employee, or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.